DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 31 2006
1086

[redacted]

06029465

March 28, 2006

Steven Kaufman
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/28/2006

Re: XM Satellite Radio Holdings Inc.
Incoming letter dated January 27, 2006

Dear Mr. Kaufman:

This is in response to your letters dated January 27, 2006 and February 14, 2006 concerning the shareholder proposal submitted to XM by Robert S. Adams. We also have received letters from the proponent dated January 31, 2006 and February 16, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
APR 28 2006
THOMSON
FINANCIAL

Enclosures

cc: Robert S. Adams
138 Grant Street
Eden, NC 27288

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

RECEIVED
2006 JAN 29 PM 6:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Rule 14a-8(b)
Rule 14a-8(i)(3)
Rule 14a-8(i)(7)
Rule 14a-8(i)(13)

January 27, 2006

BY HAND DELIVERY

David Lynn
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
JAN 27 2006
156
SEC MAIL PROCESSING SECTION WASH, D.C.

Re: XM Satellite Radio Holdings Inc. – Stockholder Proposal of Robert S. Adams

Ladies and Gentlemen:

On behalf of XM Satellite Radio Holdings Inc. ("XM" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of XM's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") submitted by Robert S. Adams (the "Proponent"). A copy of the Proposal and all correspondence between XM and the Proponent are attached as Exhibit 1. We request that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if, in reliance on the interpretations of Rule 14a-8 set forth below, XM excludes the Proposal from its Proxy Materials. XM currently intends to file definitive copies of the Proxy Materials with the Commission on or about April 17, 2006.

Pursuant to Rule 14a-8(j), we are furnishing the Staff with six copies of this letter and its attached exhibits. A copy of this letter is also being provided simultaneously to the Proponent.

As discussed more fully below, we believe that the Proposal may be excluded from the Proxy Materials pursuant to the following rules:

(a) Rule 14a-8(b), because the Proponent failed to establish his eligibility to submit the proposal;

(b) Rule 14a-8(i)(3), because the Proposal is misleading and contrary to the Commission's proxy rules;

(c) Rule 14a-8(i)(7), because it deals with XM's ordinary business operations; and

(d) Rule 14a-8(i)(13), because it relates to specific amounts of cash or stock dividends.

I. THE PROPOSAL

The Proposal states:

> "As XM Satellite Radio (XMSR) is now a growing and mature company, it is essential and the sense of shareholders that XM limit its spending to assure profitability each year. XM Senior Officers, Employees, and its contractors should not be able to spend more than 80% of the incoming actual revenue stream. The remaining 20% would be retained by the company as profit with the ultimate goal of a dividend to shareholders. XM should not be permitted to use clever financing (e.g. issuing extra stock, borrowing at excessive rates, bond issuing, preferred shares, stock options, etc.) which tends to dilute shareholder value. While the shareholders wish this proposal were binding on the XM management, the SEC rules permit exclusion of the proposal if it impacts Board of Director legal authority. Spending for necessary large items (e.g. satellite replacement, launches, etc.) can be saved up for over several quarters. Any extraordinary expense item can be voted upon by shareholders. This policy is necessary because no person or company can long survive by continuing to spend more than they take in. Salary increases and bonuses should be deferred until profitability is achieved. Please vote FOR this proposal if you support it."

II. REASONS FOR EXCLUSION

A. Rule 14a-8(b) – The Proponent Failed to Establish His Eligibility to Submit the Proposal

Rule 14a-8(b) permits a company to exclude a stockholder proposal if the stockholder does not meet certain eligibility requirements. Rule 14a-8(b) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities for at least one year by the date of submission of the proposal. The proponent also must continue to hold those securities through the date of the shareholder meeting. Rule 14a-8(b) further requires that a proponent prove his eligibility to the company by submitting to the company either (i) a written statement from the "record" holder of the proponent's securities verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year and a written statement that he intends to continue to hold the securities through the date of the shareholders meeting; or (ii) a copy of the Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments thereto, reflecting the proponent's ownership along with the proponent's statement that he or she intends to continue to hold the securities through the date of the shareholders meeting.

On December 20, 2005, XM received the Proposal from the Proponent. The Proponent did not provide proof of eligibility from the "record" holder to verify stock ownership or a statement that he intended to hold the shares through the date of the Annual Meeting. Accordingly, on January 3, 2006, XM sent the Proponent a letter acknowledging receipt of the Proposal and requesting that, pursuant to Rule 14a-8(b) and within 14 calendar days of the Proponent's receipt of the letter, the Proponent furnish to the Company documentation establishing that he is the beneficial owner of XM's common stock and that he has been the beneficial owner of such securities for at least one year. The Company also requested a written statement that the Proponent intended to hold the shares through the date of the Annual Meeting. A copy of the Company's letter to the Proponent is enclosed.

The Proponent sent a letter to XM in which he attached Consolidated 1099s from E*Trade showing his purchase of XM stock in 2001 and 2002. He also attached an E*Trade statement for the month of November 2005 and an internet print-out of his E*Trade holdings on January 6, 2006. These attachments did not satisfy the SEC rule on eligibility, which requires verification by the record holder that at the time the proposal was submitted, the shareholder continuously held the securities for at least one year. A copy of the Proponent's letter and attachments is enclosed. The Company has confirmed that the Proponent is not a record holder of XM stock.

The deadline for submitting proof of ownership for the Proponent was January 17, 2006.

Under similar circumstances, the Staff has determined that it would not recommend enforcement action against companies for the omission of shareholder proposals where proponents fail to establish their eligibility to submit the proposals. See Tyco International Ltd., (Nov. 22, 2000); and AT&T Corp. (December 11, 2000).

Because the Proponent has failed to establish his eligibility to submit a proposal pursuant to Rule 14a-8(b), the Proposal should be excludable from the Proxy Materials.

B. Rule 14a-8(i)(3) – The Proposal is Misleading and Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a proposal and an accompanying supporting statement if either is contrary to the Commission's proxy rules. Rule 14a-9 prohibits false or misleading statements in proxy materials. The Commission may allow exclusion where the resolution in a proposal is so vague or indefinite that stockholders voting on the proposal and the company implementing the proposal would be unable to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal is unclear as to how the Company, or any company, would implement a spending cap of 80% of its incoming actual revenue stream to end up with a 20% "assured" profit. The Proposal regards the incoming revenue stream as fixed and independent of actions the Company takes, and the money it spends, to sustain or grow that revenue stream. The Company strongly believes this is not the case in its industry (or most industries, for that matter). Both the Company and its competitors spend significant amounts on marketing and promotion to support and develop the revenue stream. They pay for the employees to run their businesses, for the programming and other services they deliver to customers and for the systems they use to deliver those services. If it were possible to stop spending money without any impact on current or future revenues, all companies would do it and vastly improve their profitability. Similarly, if it were possible to "assure profitability" as the Proponent suggests, no company would ever lose money. Further, expending funds on the items companies need to generate their revenues must be made in advance, before the amount of incoming revenues is definitively known. It is not possible to realize revenues first and then spend only 80% of that amount.

The Proposal is so vague that shareholders would be unable to determine what action they expect the Company to take, and the Board would be left with no guidance as to what action would satisfy the Proposal. For example, what expenses would be reduced and when? Would the Company be able to commit to spend funds for fear that incoming revenues might be less that expected? The Proposal does not contain any specific proposed action or suggest how the Company would go about doing what the Proponent wants – make a guaranteed 20% profit.

In addition, the Proposal suggests that XM should not be permitted to use "clever financing," a term that has no meaning. All financing is dilutive to shareholders in some fashion, and no company can assure that its transactions will not "dilute shareholder value," if that term has any meaning.

Further, the Proposal is misleading because it omits to state the effect of the Proposal on the Company. The Proposal would have XM limiting its expenditures, general compensation, and financing without addressing in any way the economic impact on XM's business operations. The Proposal would inhibit the Company from making its ordinary business decisions and could be disastrous for the Company and its shareholders.

The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both..." See, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The above statements are so inherently vague and misleading, and will require detailed and extensive editing to bring them into compliance with the Commission's proxy rules. Therefore we believe the Proposal may properly be excluded under Rule 14a-8(i)(3) as materially false and misleading.

C. Rule 14a-8(i)(7) – The Proposal is Excludable under Rule 14a-8(i)(7) because it Deals with the Company's Ordinary Business Operations

Decisions on spending and financing go to the heart of what constitutes the Company's ordinary business operations

The Company proposes to omit the Proposal from its Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations. The Proponent is recommending that the Board of Directors adopt a policy that would limit the Company's everyday decisions about expenditures, business transactions, compensation and when to raise additional financing. Clearly, the day-to-day management and development of funds is the responsibility of management, not the shareholders. The

Commission has said that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See SEC Release No. 34-40018 (May 21, 1998). Such is the case here. The management of a company's expenditures and raising of capital are fundamental to management's ability to manage. The Commission has stated that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws; to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See SEC Release No. 34-40018 (May 21, 1998). Shareholder proposals may be excluded when they seek to "micro-manage" the company with a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See SEC Release No. 34-40018 (May 21, 1998).

General Compensation Decisions are part of the Company's Ordinary Business

The Staff has allowed exclusion of proposals relating to general compensation decisions under the reasoning that they fall under a company's ordinary business operations. The Staff has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees, regarding executive and director compensation matters as decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors responsible for overseeing management performance. While executive officer compensation alone may be proper subject matter for a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Staff has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. See Comshare, Inc. (Sept. 5, 2001).

The Proposal provides that "salary increases and bonuses should be deferred until profitability is achieved" and presumably would apply to all employees, not just executive officers or directors. Because the Proposal addresses "general compensation matters," it relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

D. Rule 14a-8(i)(13) – The Proposal relates to Specific Amounts of Dividends

Rule 14a-8(i)(13) allows a company to omit a shareholder proposal that relates to a specific amount of cash or stock dividends. The Commission has found that a proposal requiring the payment of a 35% "return of capital" dividend, or the liquidation of a fund coupled with a distribution of assets to the fund's shareholders was excludable under Rule 14a-8(i)(13). See Pioneer Interest Shares (June 20, 2001). Similarly, the Proposal seeks to give shareholders 20%

of the "incoming actual revenue stream" as a dividend. As it relates to a specific amount of dividends, the Proposal should be excluded under Rule 14a-8(i)(13).

3. CONCLUSION

For the reasons set forth above, we believe XM may exclude the Proposal from the Proxy Materials under Rules 14a-8(b), (i)(3), (i)(7), and (i)(13), and hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if XM so excludes the Proposal.

Should the Staff make an initial determination that the Proposal may not be excluded from the Proxy Materials, I would appreciate an opportunity to discuss the Staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the Staff have any questions in the meantime, please feel free to call me at (202) 637-5736.

Sincerely,

Steven Kaufman

Enclosures

Exhibit 1
Copy of the Proposal and Correspondence

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

RECEIVED

15 December 2005

Mr. Joe Titlebaum, General Counsel
XM Satellite Radio
1500 Eckington Place, N.E.
Washington, D.C. 20002

CERTIFIED MAIL(No 7099 3400 0015 6368 9282)
RETURN RECEIPT REQUESTED

Dear MrTitlebaum:

As you can see from the enclosures, I have received NO RESPONSE from a 28 October 2005 letter to Mr. Panero, and NO RESPONSE from 7 December 2005 emails to Mr. Panero, Mr. Parsons, and Investor Relations. I think your corporate policy of NOT ANSWERING a letter and emails is very UNBUSINESSLIKE, and in fact, just plain DISCOURTEOUS! I really wish it were illegal to just ignore a letter which takes up a person's time and money to write!

So, now in accordance with the Securities and Exchange Act of 1934, Rule14a-8, I wish to submit a proposal for consideration by ALL SHAREHOLDERS at the next available printing and distribution of shareholder materials. My standing is that I hold in street name 15,000 shares of XMSR at ETrade. I made the proposal NON-BINDING so you cannot easily exclude it based upon SEC rules for not impacting Board of Director legal authority. The proposal also meets the 500 word limit.

I will appreciate you hand delivering this request to your Investor Relations department as they might be more inclined to respond to your request than mine! I request a written letter response within the customary 10 day period so I do not have to contact the Securities and Exchange Commission, Enforcement Division for assistance.

Many thanks for your assistance, and please have a nice Christmas and Happy New Year!

Most respectfully submitted,

Robert S. Adams

Robert S. Adams
Enclosures a/s COPIES RETAINED

NON-BINDING PROPOSAL TO ASSURE XM PROFITABILITY

As XM Satellite Radio (XMSR) is now a growing and mature company, it is essential and the sense of shareholders that XM limit its spending to assure profitability each year. XM Senior Officers, Employees, and its contractors should not be able to spend more than 80% of the incoming actual revenue stream. The remaining 20% would be retained by the company as profit with the ultimate goal of a dividend to shareholders. XM should not be permitted to use clever financing (e.g. issuing extra stock, borrowing at excessive rates, bond issuing, preferred shares, stock options, etc.) which tends to dilute shareholder value. While the shareholders wish this proposal were binding on the XM management, the SEC rules permit exclusion of the proposal if it impacts Board of Director legal authority. Spending for necessary large items (e.g. satellite replacement, launches, etc.) can be saved up for over several quarters. Any extraordinary expense item can be voted upon by shareholders. This policy is necessary because no person or company can long survive by continuing to spend more than they take in. Salary increases and bonuses should be deferred until profitability is achieved. Please vote FOR this proposal if you support it.

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

28 October 2005

NO RESPONSE!

Mr. Hugh Panero, CEO
XM Satellite Radio Executive Offices
1500 Eckington Place, N.E.
Washington, D.C. 20002

Dear Mr. Panero: Re: XM account no. 1-3351206

As a shareholder of 15,000 of XMSR at ETrade, I am very disappointed with your 3rd Quarter report of yesterday. The 3 point stock drop of nearly $50,000 for me in one day was pretty hurtful! But you will find no greater supporter of satellite radio than me. I have been with both XM and Sirius from the beginning, and I continue to hold large amounts of stock in both companies, and I also have installed both Sirius and XM radios for my friends.

My concern is simple: YOU ARE SPENDING WAY TOO MUCH MONEY! Yes, I know all that stuff about wanting to build a great company, blah, blah, blah! Well, I cannot spend more than I take in, you cannot, and neither can XMSR, for very long. The more subscribers you get, the more money you lose. This has to STOP! I hope you read the enclosed articles, as well as the other negative press articles on XM. What are you doing to CUT SPENDING? Why not reduce ALL salaries at XM, including yours, 20-30 percent yearly until you get POSITIVE CASH FLOW? And FIRE all employees who are not DIRECTLY bringing in money to XM--i.e. keep the subscription takers! And please stop the WILD spending on programming—trying to outbid Sirius is a loser, and I think their wild $500 million for Stern was a big mistake as time will tell. I hope your big bet on Major League Baseball is profitable.

I think more frequent press releases might help (e.g. What steps are you taking to reduce costs? What new products are in the pipeline? (Heck with waiting till consumer electronics shows--no telling how low XMSR will drop by then!).

Again, it is PROFIT that matters and impresses the stock market. The stock market is grading your performance every business day, and recently, you are not doing very well! Why not issue an ultimatum that XM spending is hereby LIMITED to 80% of incoming revenue- NO EXCEPTIONS! I am tired of these quarterly headlines saying, "Subscriptions Increase, but LOSSES WIDEN!" You can STOP these mounting losses NOW with the stroke of a pen. How about it?

I appreciate your hard work, but I, as well as other investors, want you to turn a profit! Enough with the fluff stuff about programming changes, etc. Show us the MONEY!!!

Very respectfully,

Robert S. Adams Enclosures a/s

Subject: XMSR Needs Buzz and Excitement!/[Fwd: Shareholder Proposal to LIMIT XM Spending!]
Date: Wed, 07 Dec 2005 21:10:55 -0500
From: "Robert S. Adams" <adams138@infionline.net>
To: ir@xmradio.com, gparsons@xmradio.com, hpanero@xmradio.com

NO SUBSTANTIVE RESPONSE!

Dear Mr. Parsons, Mr. Panero, and Investor Relations:

As you can see, I wrote you both an email and a letter about my planned shareholder proposal to limit XM spending to no more than 80% of incoming revenues. As usual, I received no response, other than your automated canned thing about not commenting on stock price. While I am still considering this, I want to lighten up a bit and tell you some things that probably your most trusted employees cannot because they do not want to get fired! In theory, anyway, you do work for me, one of your many shareholders and owners, and you are spending MY MONEY!.

The primary problems with XM stock price are lack of buzz and excitement, and not much conviction that you will ever make any money for investors! There is not much faith in your cash flow breakeven next year thing! I have proposed an 80% of incoming revenue spending limitation on XM because of your management propensity to continue spending for more and better things, through ever more clever mechanisms e.g. stock issuing authority, preferred shares, borrowing at outrageous rates and then buying that back, stock options, etc., all of which tend to dilute our share price. If you were limited to 80% of incoming revenue spending, it would force you to make good hard-nosed choices, and save your money from quarter to quarter to pay for very big items, like replacement satellites and launches. Many things like bonuses and pay raises could be deferred until better times, like profitability!

Now, I would like to deal a little with the lighter thing of BUZZ AND EXCITEMENT! Satellite Radio, as you know, is one of the most exciting products to come along in many years, and the stock prices should be doing much better. Last December, XMSR was over 40 dollars per share, and in your less than exciting management style, execution, and secretiveness over the last 12 Months, the stock has DECLINED to 28 and change per share. That is a 30% HAIRCUT under your management! Not good by any measure! Why do you think that is?

As I have said, XM has exciting products and capabilities, but they are not being marketed very well. First of all, the secretiveness of the quarterly release of subscriber numbers in my opinion is a MISTAKE, and while I won't say stupid, that thought has occured to me! Why not lighten up and place a RUNNING counter of the latest number of subscribers on your home web page? Put it in a corner surrounded by a blinking highlighted box and title it PAID FOR TOTAL SUBSCRIBERS. This number would be increasing each and every day, and would let every viewer, including stock analysts, know that XM subscribers are growing every day! This would be a virtually no cost thing for you to do, and would remove all doubt as to how fast XM is growing. When you hold this information so closely til the quarterly conference call, it lets those so called stock analysts and article writers to wonder if XM is slowing in growth. Even Jim Cramer on CNBC "Mad Money" wondered if XM was getting less subscribers than you wanted, and you had Gary Parsons call in and correct that misinformation. Why not just put that daily subscriber counter on your web site? When you let things drift for months, you see what happens to our stock price----down 12 in 12 Months, NOT GOOD! Now you can take your conservative approach, and say gee, that would let our competitiors know how we are doing. So what--what can they do about it? In fact, if you titled your subscriber blinking box total as "PAID TOTAL SUBSCRIBERS" as of today, you could get a good jab at Sirius which counts subscribers as any factory installed Sirius radio sitting unsold on some car lot! Why don't you throw us shareholders a bone and try this out for a year--it would be a cheap stroke to us, and it MIGHT just improve our stock price by showing everyone just how fast XM subscribers are growing! If it did not improve things after a year, you could always remove it. Just connect that counter to your activations button---every time you activate, the number increases by that amount! Such a small thing as this would get XM all kinds of free press coverage and probably even free TV Time.

Another point---I see Mel Karmazin out there on TV all the time on Jim Cramer's "Mad Money", and Parsons has to call in. What gives? Wind up some of your young executives, and start getting them on TV talking about XM Satellite Radio. I rarely hear XM discussed on Fox two hour Saturday Morning Stock show. Why not? Do those folks think XMSR is a loser or too speculative? Also, you should have reps in Best Buy, Circuit City, etc, and Outside in the parking lots on mobile vans with XM Sat Radio signs in blinking lights giving demonstrations and selling radios!

I went to a car tire repair place the other day, and the old owner who sees hundreds of cars every day ask me what the two little antennas on my car were (XM and Sirius Antennas since I have both in my car). I was shocked that he did not know, and I patiently showed him the radios, and explained about the hundreds of channnels of news, sports, weather, and commercial free music. He was amazed, but this reinforces the fact that you are NOT GETTING THE WORD OUT after several years of operation.

I am now looking for a new car, and I want a car with XM Radio and Navigation system integrated together with steering wheel controls and large map color display. One of the main reasons that I am willing to pay the thousands extra for the nav color display is the fact that when you tune the XM radio, you get a LARGE COLOR READOUT of XM song titles, artist, channel number, etc. Yes, I am getting older, and I want very large print that is easy to see in daylight with sunshine or at night, and the small displays on Delphi units are hard to read while driving.

And that brings me to a major complaint. Who at XM and Delphi had the engineering oversight to OMIT the running stock ticker display on factory installed nav system XM display radios? What a blunder! I am now used to having the stock display, and if I go buy a new Buick Lucerne, Honda, or Accura with nav and color map display factory installed, I DO NOT GET THE STOCK READOUT!! Well, I have not bought that car, and I will just wait until I can get one with a stock readout. Why did you let this happen? What should I do, put a second Roady 2 with a stock display in a brand new car with Factory XM radio and nav display? Now that is truly stupid, and I am amazed that XM engineers and automotive engineers could let that happen! Did the management think we would not notice such a blunder?

I suppose I have rambled enough, but I think you should lighten up a little and listen to some of the ideas of your shareholders who are suffering from the 40 to 28 stock price drop under your previous year of management! Could we be any worse? Ha! Why in the world does a stock like Google (GOOG), an internet search engine for goodness sakes, go from 80 to 400+ per share? It is because of BUZZ, EXCITEMENT, Good Analyst relations, and of course, earnings (which XMSR is supposed to have some day in the distant future--I could not resist that! Smile!) I think XMSR should be 50, 60, and even 100 per share if you would get some buzz and excitement going. I am sure you have heard the old Wall Street saying of , "Buy the Sizzle, and Sell the steak!" Well, we need the sizzle! I think if you put the daily Total Paid for Subscriber number on your website, it would create some major buzz and excitement which would continue for months and be written and talked about extensively by the media—great FREE COVERAGE FOR XMSR! Please think about doing the daily subscriber thing--it would be a cheap stroke to us shareholders!

Now, just as I am writing this, Howard Stern is all over Bill O'Reilly on Fox News talking about Sirius and his channels upcoming on Sirius. Where are the XM reps going on TV?
Such interviews are free, and are better than paying for one minute TV commercials!

It is so hard to communicate with you all. Your telephone to IR is redirected, and an email is suggested. Okay, then, when I write an email I get only a canned automated unresponsive answer. And worst of all, you do not answer letters. I wonder if you will ignore my request to submit a stockholder proposal to limit your spending! So, in case your email reading people or your other human filters decline to let you read this email, I am going to print out these copies and mail them to you in the good ole US Snail Mail. Perhaps someday I will get some kind of reply. Anyway, I hope you will seriously consider some of these ideas, and the ideas of other shareholders who write to you. I am just one person, and I am sure that there are many other great ideas out there to improve the XMSR stock price. It would be a tragedy to see the

Again, it is PROFIT that matters and impresses the stock market. The stock market is grading your performance every business day, and recently, you are not doing very well! Why not issue an ultimatum that XM spending is hereby LIMITED to 80% of incoming revenue- NO EXCEPTIONS! I am tired of these quarterly headlines saying, "Subscriptions Increase, but LOSSES WIDEN!" You can STOP these mounting losses NOW with the stroke of a pen. How about it?

I appreciate your hard work, but I, as well as other investors, want you to turn a profit! Enough with the fluff stuff about programming changes, etc. Show us the MONEY!!!

Very respectfully,

Robert S. Adams Enclosures a/s

Here are two actins for you and your staff:

1.I would like a written letter response to my letter! That is the reason I took my time to write a letter to you instead of calling, (which is busy and redirected anyway!).

2. I would like to have the formal procedure and forms sent to me to request a shareholder proposal to be submitted for the very next available XMSR annual meeting to be voted on by the shareholders to

stock price go down another 12 points to 16 in the coming year under your current secretive style of management. I hope you will lighten up your conservatism and get out there with some new ideas, subscriber number counters on website, store reps, and more SUBSTANTIVE FREQUENT press releases! I appreciate your time to read this, and I will be most appreciative of your reply.

Most respectfully,

Robert S. Adams 138 Grant St.; Eden, North Carolina 27288

Subject: Shareholder Proposal to LIMIT XM Spending!
Date: Tue, 06 Dec 2005 12:18:18 -0500
From: "Robert S. Adams" <adams138@infionline.net>
To: ir@xmradio.com, hpanero@xmradio.com, gparsons@xmradio.com

XM Investor Relations:

I wrote the following letter to Mr. Panero with a copy to investor relations on 28 October 2005, and obviously, you have decided to glance at it, discard it, and NOT RESPOND!

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

28 October 2005

Mr. Hugh Panero, CEO
XM Satellite Radio Executive Offices
1500 Eckington Place, N.E.
Washington, D.C. 20002

Dear Mr.
Panero:
Re: XM account no. 1-3351206

As a shareholder of 15,000 of XMSR at ETrade, I am very disappointed with your 3rd Quarter report of yesterday. The 3 point stock drop of nearly $50,000 for me in one day was pretty hurtful! But you will find no greater supporter of satellite radio than me. I have been with both XM and Sirius from the beginning, and I continue to hold large amounts of stock in both companies, and I also have installed both Sirius and XM radios for my friends

My concern is simple: YOU ARE SPENDING WAY TOO MUCH MONEY! Yes, I know all that stuff about wanting to build a great company, blah, blah, blah! Well, I cannot spend more than I take in, you cannot, and neither can XMSR, for very long. The more subscribers you get, the more money you lose. This has to STOP! I hope you read the enclosed articles, as well as the other negative press articles on XM. What are you doing to CUT SPENDING? Why not reduce ALL salaries at XM, including yours, 20-30 percent yearly until you get POSITIVE CASH FLOW? And FIRE all employees who are not DIRECTLY bringing in money to XM—i.e. keep the subscription takers! And please stop the WILD spending on programming—trying to outbid Sirius is a loser, and I think their wild $500 million for Stern was a big mistake as time will tell. I hope your big bet on Major League Baseball is profitable.

I think more frequent press releases might help (e.g. What steps are you taking to reduce costs? What new products are in the pipeline? (Heck with waiting till consumer electronics shows--no telling how low XMSR will drop by then!).

Again, it is PROFIT that matters and impresses the stock market. The stock market is grading your performance every business day, and recently, you are not doing very well! Why not issue an ultimatum that XM spending is hereby LIMITED to 80% of incoming revenue NO EXCEPTIONS! I am tired of these quarterly headlines saying, "Subscriptions Increase, but LOSSES WIDEN!" You can STOP these mounting losses NOW with the stroke of a pen. How about it?

I appreciate your hard work, but I, as well as other investors, want you to turn a profit! Enough with the fluff stuff about programming changes, etc. Show us the MONEY!!!

Very respectfully,

Robert S. Adams Enclosures a/s

Here are two actins for you and your staff:

1.I would like a written letter response to my letter! That is the reason I took my time to write a letter to you instead of calling, (which is busy and redirected anyway!).

2. I would like to have the formal procedure and forms sent to me to request a shareholder proposal to be submitted for the very next available XMSR annual meeting to be voted on by the shareholders to

PLACE A FIRM LIMIT ON XM SPENDING (like 80% of incoming revenues to guarantee quarterly profitibality as suggested in my letter!). I assume from my past experience that I will need to send you a CERTIFIED LETTER with Return Receipt Requested offering my proposal for a shareholder vote. Please let me know the timeframe deadline dates for the next available printing and shareholder voting procedures for the next available annual meeting.

Upon receipt of your responses, I will decide if I want to proceed with a shareholder proposal and submission in accordance with SEC Regulations and Federal Law.

I am not pleased to see XMSR stock continuing to decline on and UP Market day (last quote was 28.41 and going down in the RED! You all sit in your ivory tower spending our money and saying nothing! Where is the profit going? Request some answers and your response!

Sincerely,.

Robert S. Adams adams138@inflionline.net

P.S. I request the Senior Management at XM both SEE AMD RESPOND to this request! Please do not send me a curt "Thanks for your ideas!" answer! I want some answers in detail!

SATELLITE RADIO

December 30, 2005

VIA Registered Mail

Mr. Robert Adams
138 Grant Street
Eden, North Carolina 27288

Dear Mr. Adams:

Your letter dated December 15, 2005 and the attached shareholder proposal, which we received on December 20, 2005, have been forwarded to my attention.

First, on behalf of XM, we apologize that your previous attempts to reach us did not receive an earlier response from our investor relations department. We value feedback from our shareholders and our investor relations department is dedicated to serving our investors. As you can imagine, we receive many letters addressed to our CEO or Chairman, and we usually try to respond in a timely manner. Unfortunately, despite our best efforts to address our shareholders' concerns, sometimes we are unable to do so, but your letter has been placed in the hands of the appropriate folks and you should be receiving a response regarding the issues that you have raised.

Second, since it is my job as general counsel to handle matters relating to the proxy statement, I am responding to your shareholder proposal. Although we appreciate the submission of your shareholder proposal and the thoughts behind it, we will not be including it in our annual proxy statement. As our investor relations folks will probably discuss with you in more detail, XM relies on its executive team to make ordinary business determinations such as what expenditures are worthwhile for the company. Our executives must decide on a daily basis what amounts need to be spent to honor our commitments to manufacturers, distributors and others, what amounts need to be paid to acquire the programming and develop the new technology that we believe is necessary to compete in the current environment, and so on. We believe XM has made tremendous progress in continuing to grow our revenues and subscribers, and we are not in favor of the suggestions you have made about sacrificing growth in favor of cutting costs at this point in time.

From a technical perspective (and I apologize if this letter seems overly formal), in addition to the primary and substantive reasons why we are not including your proposal, I understand that XM is obligated under the relevant SEC rules to notify you of the specific reasons why your shareholder proposal does not meet the requirements set forth in the SEC rules for consideration by XM for inclusion in our proxy statement. In accordance with SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

...ON PLACE NE WASHINGTON DC 20002-2194 PH 202 380 4000 FAX 202 380 4500 WWW...

Your letter stated that you are the beneficial owner of 15,000 shares of our Class A common stock. However, we have not received a letter or any other information from the record holder of the shares referred to in your letter or other proof of your ownership as required by SEC rules. Further, to be eligible to submit a shareholder proposal, a shareholder must have continuously held the minimum number of shares for at least one year prior to the date the proposal is submitted, and no evidence of such ownership has been submitted. We hereby notify you of your failure to comply with these procedural requirements, and that you must within 14 calendar days after receipt of this notice either:

1. provide a written statement from the record holder of the securities (usually a broker or bank) verifying that, on December 15, 2005, when you submitted the Proposal, you continuously held, for at least one year, the requisite number or value of shares of XM's Class A common stock; or

2. provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number or value of shares of XM's Class A common stock on or before the date on which the one-year eligibility period begins, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

In addition, to be eligible to submit a shareholder proposal, a shareholder must include a written statement that he intends to hold the securities through the date of the meeting of shareholders. We hereby notify you of your failure to comply with this requirement, and that to comply you must provide a written statement within 14 days of receipt of this notice that you intend to hold the securities you claim ownership of through the date of the annual meeting.

Any information relating to your proposal should be provided to me, as the general counsel, at the following address or fax number:

Joseph M. Titlebaum
General Counsel
XM Satellite Radio Holdings Inc.
1500 Eckington Place, N.E.
Washington, D.C. 20002
Fax: 202-380-4500

Please do not hesitate to call me if you have any questions, and please alert me if you do not hear from our investor relations folks in the next two or three weeks.

Sincerely,

Joseph M. Titlebaum

Enclosure

Downloaded By: Alex Bahn

Company: General Rules and Regulations under the 1934 Act
Form Type: SEC-34RUL SEC File #:
Description: Rule 14a-8 -- Shareholder Proposals
File Date: 10/07/05
State of Incorporation:
Fiscal Year End:
CIK: SARRGEXC34
SIC:
IRS Identifying Number:

Business Address

Mailing Address

LIVEDGAR Information Provided By:
GSI ONLINE
A division of Global Securities Information, Inc.

Washington, DC New York, NY Chicago, IL
Los Angeles, CA Miami, FL Dallas, TX

For Additional Information About LIVEDGAR, Call
1-800-669-1154
or Visit Us on the World Wide Web at
http://www.gsionline.com

Rule 14a-8 -- Shareholder Proposals

SECURITIES EXCHANGE ACT OF 1934 RULES

Rule 14a-8 -- Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to " you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word " proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the " record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (240.13d-101), Schedule 13G (240.13d-102), Form 3 (249.103 of this chapter), Form 4 (249.104 of this chapter) and/or Form 5 (249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (249.308a of this chapter) or 10-QSB (249.308b of this chapter), or in shareholder reports of investment companies under 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.
(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under 240.14a-8 and provide you with a copy under Question 10 below, 240.14a-8(j).
(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject

for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.
(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that

will be included in the company's proxy materials for the same meeting;
(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:
(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under 240.14a-6.

Regulatory History:
As last amended in Release No. 34-40018, effective June 29, 1998, 63 F.R. 29106.

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

RECEIVED
JAN 12 2006

S Kaufman FY

5 January 2006

Mr. Joe Titlebaum, General Counsel
XM Satellite Radio
1500 Eckington Place, N.E.
Washington, D.C. 20002

CERTIFIED MAIL(No. 7099 3400 0015 6368 9299)
RETURN RECEIPT REQUESTED

Dear MrTitlebaum:

First, I would like to thank you for your nice letter of 30 December 2005 which showed a good deal of careful thought.

Second, as you requested, let us take care of the bonafides regarding my standing as a stockholder to make a proposal. I am including copies of certain pages of the Consolidated 1099 from my ETrade Brokerage account no. 6412-2585 from years 2001 and 2002 showing that I have bought a total of 15,000 shares of XMSR. I am also including my latest brokerage statement from ETrade, through 30 November 2005, which also reflects the 15,000 shares of XMSR. Lastly, I will include an electronic printout of my account holdings from TODAY showing I still hold 15,000 shares of XMSR. And in compliance with SEC regulations, I hereby submit in writing that I plan to hold all these shares THROUGH and BEYOND the upcoming Annual Shareholder Meeting. You are certainly welcome to call ETrade at 1-800-387 2331 and verify my account no. 6412-2585 and that I hold 15,000 shares of XMSR and have held it for several years thereby qualifying me to make a shareholder proposal. Please identify yourself as a company officer of XM wishing to verify a stock holding for a stockholder proposal. I trust that you will protect the privacy of my other stock holdings not related to XMSR.

Assuming we have verified my standing to make a proposal, I need further reasons why you want to reject my proposal to limit spending to 80% of revenues. First, it is a NON-BINDING proposal, and thereby XM would not have to abide by it anyway. So it does not conflict with your legal management authority. Certainly XM management has rights to make decisions regarding spending for the company. However, I believe the Shareholders and ,SHAREOWNERS, I might emphasize, also have at least a right to express a written request that you begin to earn a PROFIT. There, I said it, that tough little word, "PROFIT." You are spending the money of the Shareowners, lest you forget, ---it is OUR MONEY and we have a right to demand that you begin to earn a profit for US. XM cannot continue to spend BEYOND income for very long. Otherwise, bankruptcy will be on the horizon, and we do not want that. Surely, you must REIGN IN the overspenders, and demand a yearly PROFIT! How long could you spend more than you take in? Not long, I bet!

Why not put the non-binding proposal to a shareholder vote? When a vast majority (70-90%, I bet) of shareholders vote FOR such a spending limitation, I think your management will get the message that it is NOW TIME TO BEGIN EARNING A PROFIT!

I will await your response.

Very Respectfully,

Robert S. Adams

Robert S. Adams   Enclosures a/s

NON-BINDING PROPOSAL TO ASSURE XM PROFITABILITY

As XM Satellite Radio (XMSR) is now a growing and mature company, it is essential and the sense of shareholders that XM limit its spending to assure profitability each year. XM Senior Officers, Employees, and its contractors should not be able to spend more than 80% of the incoming actual revenue stream. The remaining 20% would be retained by the company as profit with the ultimate goal of a dividend to shareholders. XM should not be permitted to use clever financing (e.g. issuing extra stock, borrowing at excessive rates, bond issuing, preferred shares, stock options, etc.) which tends to dilute shareholder value. While the shareholders wish this proposal were binding on the XM management, the SEC rules permit exclusion of the proposal if it impacts Board of Director legal authority. Spending for necessary large items (e.g. satellite replacement, launches, etc.) can be saved up for over several quarters. Any extraordinary expense item can be voted upon by shareholders. This policy is necessary because no person or company can long survive by continuing to spend more than they take in. Salary increases and bonuses should be deferred until profitability is achieved. Please vote FOR this proposal if you support it.

E*TRADE FINANCIAL

LOG OFF

Help Center | Open an Account

SEARCH

GO

QUOTES

GO

REALTIME COMPUTER READOUT OF STOCK POSITIONS 6 JAN 2006

January 06, 2006 12:14 PM ET
Portfolios: Account Positions

Alerts

Portfolios | Performance & Value | **Positions** | Gains & Losses | Risk

Account: 6412-2585 Switch Accounts

Symbol	Description	Quantity	Marginable	Price	Market Value
ADLU	ADVANCED LUMITECH INC	20,000	Margin	0.05	1,000.00
BA	BOEING CO	2,000	Margin	69.30	138,600.00
ET	ETRADE FINANCIAL CORP	1,000	Margin	22.10	22,100.00
NNO	NUVEEN NORTH CAROLINA DIV	3,000	Margin	15.70	47,100.00
NRB	NUVEEN NORTH CAROLINA DIV	6,000	Margin	17.47	104,820.00
SIRI	SIRIUS SATELLITE RADIO	25,000	Margin	6.45	161,250.00
XMSR	XM SATELLITE RADIO HOLDIN	15,000	Margin	27.27	409,050.00

Summary of Total Market Value

Total Account Market Value - Net $ 883,920.00

Create your F
SmartAlerts I

Express Links
Portfolios & '
Make a Depo
Transfer Mo
Place a Stock
Open Orders
Update Perso
Prepare your
fast with Gai

Margin Inforn
Learn about
Margin Requ

E*TRADE FINANCIAL
Trading • Investing • Banking • Lending

[redacted]

E*TRADE Complete™
Investment Account

Account Number: 6412-2585 | Statement Period : November 1, 2005 - November 30, 2005 | Account Type: INDIVIDUAL

ACCOUNT HOLDINGS

CASH & CASH EQUIVALENTS (0.95% of Holdings)

DESCRIPTION	QUANTITY	PRICE	OPENING BALANCE	CLOSING BALANCE	PORTFOLIO (%)
CASH BALANCE			9.76	3.08	0.00
SWEEP DEPOSIT ACCOUNT			8,936.97	8,846.23	0.95
TOTAL CASH & CASH EQUIVALENTS			$8,946.73	$8,849.31	0.95%

Sweep Deposit account is a bank deposit account with E*TRADE Bank, a Federal savings bank, Member FDIC. Sweep Deposit Accounts are FDIC-insured up to $100,000.00.

STOCKS, OPTIONS & EXCHANGE-TRADED FUNDS (83.17 % of Holdings)

DESCRIPTION	SYMBOL/ CUSIP	ACCT TYPE	QUANTITY	PRICE	TOTAL MKT VALUE	PORTFOLIO (%)	EST. ANNUAL INCOME	EST. ANNUAL YIELD (%)
ADVANCED LUMITECH INC	ADLU	Margin	20,000	0.0600	1,200.00	0.13		
BOEING CO	BA	Margin	2,000	68.1900	136,380.00	14.64	2,000.00	1.47%
E TRADE FINANCIAL CORPORATION	ET	Margin	1,000	19.5200	19,520.00	2.10		
SIRIUS SATELLITE RADIO INC	SIRI	Margin	25,000	7.1500	178,750.00	19.19		
XM SATELLITE RADIO HLDGS INC CL A	XMSR	Margin	15,000	29.2600	438,900.00	47.12		
TOTAL STOCKS, OPTIONS & ETF					$774,750.00	83.17%	$2,000.00	0.26%

MUTUAL FUNDS (15.88% of Holdings)

DESCRIPTION	SYMBOL/ CUSIP	ACCT TYPE	QUANTITY	PRICE	TOTAL MKT VALUE	PORTFOLIO (%)	EST. ANNUAL INCOME
NUVEEN NORTH CAROLINA DIVID ADVANTAGE MUN FUND	NRB	Margin	6,000	16.9000	101,400.00	10.89	5,292.00
NUVEEN NORTH CAROLINA DIVID ADVANTAGE MUN FD 2	NNO	Margin	3,000	15.5000	46,500.00	4.99	2,466.00
TOTAL MUTUAL FUNDS					$147,900.00	15.88%	$7,758.00

TOTAL PRICED PORTFOLIO HOLDINGS (ON 11/30/05)	$931,499.31
TOTAL ESTIMATED ACCOUNT HOLDINGS ANNUAL INCOME	$9,758.00

ETRADE TELEPHONE 1-800-387-2331

E*TRADE Securities, Inc.
P.O BOX 989030
West Sacramento, CA 95798-9030
(800)786-2575
Federal I.D. No: 77-0116489

TAX YEAR 2001

Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT ST
EDEN NC 27288

Recipient's Tax Identification Number:
244-66-8862

REP: NC01
ACCOUNT: 1032-3544
ISSUE DATE: 01/18/02
PAGE: 5 OF 6

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
			CONTINUED FROM PREVIOUS PAGE		
GENL ELEC CO CUSIP: 369604103	06/12/01	PURCHASE	200.00	$48.8200	$9,766.99
GENESIS MICROCHIP INC CUSIP: 371933102	05/23/01	PURCHASE	1,000.00	$28.4400	$28,459.95
INTEL CORP CUSIP: 458140100	06/01/01	PURCHASE	1,000.00	$28.9000	$28,919.95
INTEL CORP CUSIP: 458140100	08/20/01	PURCHASE	1,000.00	$28.2200	$28,239.95
JUNIPER NETWORKS INC CUSIP: 48203R104	03/15/01	PURCHASE	500.00	$57.0000	$28,519.95
JUNIPER NETWORKS INC CUSIP: 48203R104	03/15/01	PURCHASE	300.00	$57.0000	$17,100.00
JUNIPER NETWORKS INC CUSIP: 48203R104	03/15/01	PURCHASE	200.00	$57.0000	$11,400.00
LUCENT TECHNOLOGIES INC CUSIP: 549463107	08/27/01	PURCHASE	1,000.00	$7.4000	$7,419.95
MOTIENT CORP CUSIP: 619908106	04/20/01	PURCHASE	8,000.00	$1.3000	$10,419.95
NASDAQ-100 TRUST SR 1 CUSIP: 631100104	02/12/01	PURCHASE	1,000.00	$56.9000	$56,919.95
NASDAQ-100 TRUST SR 1 CUSIP: 631100104	02/23/01	PURCHASE	1,000.00	$49.0000	$49,019.95
ORACLE CORPORATION CUSIP: 68389X105	08/10/01	PURCHASE	1,000.00	$15.8000	$15,819.95
PALM INC CUSIP: 696642107	03/28/01	PURCHASE	1,000.00	$8.2500	$8,269.95
PIXELWORKS INC CUSIP: 72581M107	05/08/01	PURCHASE	1,000.00	$28.1250	$28,144.95
PIXELWORKS INC CUSIP: 72581M107	08/27/01	PURCHASE	1,000.00	$16.5500	$16,569.95
SIRIUS SATELLITE RADIO CUSIP: 82966U103	04/10/01	PURCHASE	1,516.00	$9.3400	$14,169.53
SIRIUS SATELLITE RADIO CUSIP: 82966U103	04/10/01	PURCHASE	1,000.00	$9.3000	$9,306.63
SIRIUS SATELLITE RADIO CUSIP: 82966U103	04/10/01	PURCHASE	484.00	$9.3500	$4,528.63
SIRIUS SATELLITE RADIO CUSIP: 82966U103	09/25/01	PURCHASE	2,500.00	$3.9200	$9,819.95
SIRIUS SATELLITE RADIO CUSIP: 82966U103	10/04/01	PURCHASE	2,500.00	$3.7000	$9,269.95
SUN MICROSYSTEMS INC CUSIP: 866810104	02/23/01	PURCHASE	1,000.00	$19.8750	$19,894.95
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	2,700.00	$5.7800	$15,616.79

CONTINUED ON THE NEXT PAGE

E*TRADE

E*TRADE®

E*TRADE Securities, Inc.
P.O BOX 989030
West Sacramento, CA 95798-9030
(800)786-2575
Federal I.D. No: 77-0116489

CONSOLIDATED 1099

TAX YEAR 2001

Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT ST
EDEN NC 27288

Recipient's Tax Identification Number:	
244-66-8862	REP: NC01 ACCOUNT: 1032-3544 ISSUE DATE: 01/18/02 PAGE: 6 OF 6

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
		CONTINUED FROM PREVIOUS PAGE			
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	1,500.00	$5.7400	$8,615.96
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	600.00	$5.7700	$3,464.40
XM STLLITE RADIO HLDGS A CUSIP: 983759101	04/11/01	PURCHASE	200.00	$5.7500	$1,150.80
XM STLLITE RADIO HLDGS A CUSIP: 983759101	10/04/01	PURCHASE	5,000.00	$5.2000	$26,019.95
					$779,427.39

E*TRADE FINANCIAL

E*TRADE Clearing LLC
P.O BOX 989030
West Sacramento, CA 95798-9030
(916) 864-8399
Federal I.D. No: 32-0012683

CONSOLIDATED 1099

TAX YEAR 2002

Copy B for Recipient

Department of the Treasury, Internal Revenue Service
(Keep for your records)

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanctions may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

ROBERT STEPHEN ADAMS
138 GRANT ST
EDEN NC 27288

Recipient's Tax Identification Number:
244-66-8862

REP:	EQ01
ACCOUNT:	1032-3544
ISSUE DATE:	01/03/03
PAGE:	2 OF 2

For questions regarding your form, please contact:

E*TRADE SECURITIES LLC
P.O. BOX 989030
WEST SACRAMENTO CA 95798-9030
800-786-2575

THIS SECTION LISTS MISCELLANEOUS INFORMATION WHICH MAY BE USEFUL IN HELPING YOU PREPARE YOUR TAX RETURN. IT LISTS NON FEDERALLY REPORTABLE INCOME WHICH MAY OR MAY NOT BE TAXABLE AT THE STATE OR LOCAL LEVEL. PLEASE REVIEW THIS INFORMATION WITH YOUR TAX ADVISOR.

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
			CONTINUED FROM PREVIOUS PAGE		

MISCELLANEOUS INFORMATION TOTALS FOR TAX YEAR 2002
NOT FEDERALLY REPORTED

1.	MARGIN INTEREST	$6,508.97-
2.	EXEMPT MUNICIPALS	$0.00
3.	EXEMPT DIVIDENDS	$0.00
4.	ROC OR PRINCIPAL	$0.00
5.	INCOME SUBJECT TO AMOUNT	$0.00
6.	EXEMPT INTEREST	$0.00
7.	EXEMPT ACCRUED INTEREST	$0.00
8.	PARTNERSHIP (MLP)	$0.00
9.	ACCRUED INTEREST PURCHASED	$0.00

THE FOLLOWING IS BEING PROVIDED FOR YOUR INFORMATION ONLY AND WILL NOT BE FURNISHED TO THE INTERNAL REVENUE SERVICE

DESCRIPTION	DATE	ACTIVITY	QUANTITY	PRICE	AMOUNT
BEST BUY CO INC CUSIP: 086516101	10/09/02	PURCHASE	1,000.0000	$17.9500	$17,969.99
SIRIUS SATELLITE RADIO CUSIP: 82966U103	03/21/02	PURCHASE	5,000.0000	$4.8500	$24,269.95
XM STLLITE RADIO HLDGS A CUSIP: 983759101	07/31/02	PURCHASE	5,000.0000	$3.7000	$18,519.99
					$60,759.93

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

31 January 2006

U.S. Securities and Exchange Commission CERTIFIED OVERNIGHT MAIL(EQ 232316789 US)
Division of Corporation Finance RETURN RECEIPT REQUESTED
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Dear Chief Counsel: Re: XM Satellite Radio/Stockholder Proposal of Robert S. Adams

I would like to express my sincere appreciation to the entire SEC Staff in general, and to Mr Mark Varlotta in particular, who was kind enough to take his time to call me and explain the SEC process to me and alert me of my right to respond to the 7 pages plus input to your staff from the XM-hired legal staff Attorney Steven Kaufman dated 27 January 2006. First, I am not an attorney, but rather a retired electronic engineer of 30 years government service at the National Security Agency at Fort Meade, Maryland (1963-1993), and my responses will not be of a fine, well documented, case supported legal research brief, and it will not run long in length. Rather, I am attempting to make a common sense defense of my views while responding to Mr. Kaufman's assertions.

First, the Proposal is very simple: Don't spend all the money and then some each year so you have some money left at the end of the year for profit for the shareholders who invested their money with XMSR. At least give the shareholders the right to express a written NON-BINDING opinion on whether they wish their company to earn a profit. It is NON-BINDING, and therefore has NO POWER over the Board of Director's Legal Authority.

With respect to the Part A. eligibility to submit a proposal, surely it must be the Commission belief that a shareholder who holds his shares in street name at a recognized online broker (ETrade Financial, Account No. 6412-6585, 15,000 shares of XMSR) continuously for over 3 years and intends to keep them through the shareholder meeting, has the same rights as any other stockholder to request a shareholder proposal. Indeed, I have submitted personal copies of my account position printouts, my Consolidated 1099 forms from ETrade showing purchases which were good enough for the IRS, and even supplied the ETrade phone number 1 800 387-2331 and gave my permission for you to call and verify the holdings for a stockholder proposal. I must admit that I found it truly AMUSING, and even humorous, to read at the bottom of Mr. Kaufman's letter page 2 "The Company has confirmed that the Proponent is not a record holder of XM stock." I hope the SEC Staff also gets a chuckle out of this! Seriously, when I bought the stock 3 / 4 years ago, the ETrade certainly did take the money out of my account, 15000 XMSR SHARES are confirmed in my holdings, and I have been voting proxy materials sent to me for over 3 years. If I am not a record holder of 15000 shares of XMSR at ETrade, then I am certainly fooled! If there is any continuing doubt, please call ETrade and verify. And by the way, this was all made known in my correspondence of 5 January 2006 to XMSR, well within their stated deadline of 17 January 2006. (See Kaufman package).

With respect to part B, .Proposal being Misleading and Contrary to Commission's Proxy Rules, I seriously doubt that anything the Commission requires prohibits the Company from earning or attempting to earn a profit, which is all this NON-Binding Proposal for Profitability requests that shareholders vote upon. The Revenue streams coming in are indeed relatively fixed, approximately $13 per month per radio subscriber times 6 Million Plus Subscribers! It does not take a genius to do the math for a year to have a reasonable guestimate of about how much to limit your spending to earn a PROFIT! However, if the management plan is to continue spending without limit with the fond hope of SOMEDAY building a bigger and better company, then no plan to earn a PROFIT will ever be acceptable to the management of this company! Continuing to spend in excess of revenue for long times is a formula for bankruptcy, and that I do not believe is what the shareholders want if given a chance to vote on it! That in a nutshell if what we have here. A company who wants to continue spending without limit with no forseeable profit under the fond hope of someday building a bigger and better company. Shareholders on the other hand, would like to have the opportunity to vote upon the IDEA of making a PROFIT in a much nearer timeframe in order to improve the market prospects of their stock holdings. After all, when a company is taking in up toward a BILLION DOLLARS a year, should it not be considering when to make a PROFIT? If not then, WHEN? I think that running this NON-BINDING proposal would give the shareholders the opportunity to express their written view on this subject, and I hope the Commission agrees with me.

In Part C: I do not believe this NON-BINDING proposal deals with the ordinary business day management of XM. XM Managers, and its Board of Directors, run this company, and this proposal is NON-BINDING upon them and merely gives the stockholders the right to vote on their view as to whether the company should make a PROFIT. I would see this as a piece of data from the mass of stockholders which could be very enlightening to the XM Management. The Shareholders supply the money for the company, so why not let the shareholders at least have a small NON-BINDING voice as to whether this company should earn a PROFIT? Why shut out the shareholders from a vote which has always been the American thing to do?

In Part D, relating to Specific Amounts of Dividends, I believe that Mr. Kaufman has interperted the Proposal which, again, is NON-BINDING and requests that XM limit spending to 80% of Revenues, WHILE RETAINING THE REMAINING 20 % AS PROFIT FOR THE COMPANY with the ULTIMATE GOAL OF A DIVIDEND TO THE SHAREHOLDERS. Nowhere does it say that I suggest an unheard of 20% dividend to shareholders. To the Contrary, from that 20 percent of revenue kept by the company, and NOT WILDLY SPENT, some small part thereof might be designated as a future dividend to shareholders, but that is the business of the XM Management and Board of Directors. I would think that the bulk of the UNSPENT 20% PROFIT would be used for the betterment of the company, without having to undergo expensive financing and further shareholder DILUTION.

In summation, I believe that this simple NON-Binding Shareholder Proposal to Assure XM Profitability is something that the XM shareholders should and would want to vote on and NOT THE COMPANY MANAGEMENT WHICH HAS SHOWN TO BE VERY MUCH AGAINST IT! Since it is non-binding, it does not impact the company management at all. If everyone voted for it, this Proposal has no power as it is only a wish! But it would give the shareholders, whose hard-earned money is at serious risk, a way to express a vote for company PROFITABILITY, rather than just watching unending continuing spending far in excess of revenues with no hope of nearterm profitability, and if continued, the DISTINCT POSSIBILITY of BANKRUPTCY and LOSS OF ALL SHAREHOLDER VALUE which we do not want to experience!

I will most appreciate the continuing support from the Commission to have XM run this shareholder NON-BINDING proposal notwithstanding the XMSR objections. The work of the Commission in speaking forcefully on Executive Compensations is also deeply appreciated by those of us who are now on the sidelines, but we are observing and supporting your results closely. Your great work will help to restore confidence in our American Stock Market.

With greatest respect and admiration,

Robert S. Adams

Robert S. Adams

Copies Mailed to Counselor Steven Kaufman and Counselor Joe Titlebaum, Executive Vice President and General Counsel of XM Satellite Radio

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

February 14, 2006

RECEIVED
2006 FEB 15 PM 3:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: XM Satellite Radio Holdings Inc. – Robert S. Adams Shareholder Proposal

Ladies and Gentlemen:

On behalf of XM Satellite Radio Holdings Inc. ("XM"), I would like to respond briefly to the recent letter from Robert S. Adams (the "Proponent") concerning our letter of January 27, 2006 on XM's behalf seeking the Staff's concurrence that XM may exclude a shareholder proposal submitted by the Proponent (the "Proposal"). As indicated below, although the Proponent's letter goes on at some length, it does not cure any of the defects in the Proposal that permit XM to exclude it from XM's proxy statement.

The Proponent Continues to Fail to Establish His Eligibility to Submit the Proposal

The Proponent's letter asserts that a shareholder who holds his shares in street name at an online broker is the "record" holder of the securities. This is contrary to SEC rules. Further, the Proponent continued to fail to provide, as required by Rule 14a-8(b), (i) a written statement from the "record" holder of the proponent's securities verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year and a written statement that he intends to continue to hold the securities through the date of the shareholders meeting; or (ii) a copy of the Schedule 13G, Form 3, Form 4 and/or Form 5 or amendments thereto reflecting the proponent's ownership along with the proponent's statement that he or she

BERLIN BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW TOKYO
NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

intends to continue to hold the securities through the date of the shareholders meeting. The Proponent failed to satisfy either alternative, despite being copied on our prior letter, and as noted in XM's no-action request, XM verified with its transfer agent that the Proponent is not a "record" holder of XM Class A common stock.

The Proposal is Misleading and Contrary to the Commission's Proxy Rules

XM's no-action request points out that the 80% spending cap suggested by the Proposal is so vague and indefinite that stockholders voting on the proposal would be unable to determine with any reasonable certainty exactly what actions or measure the proposal requires. Instead of providing details as to how a spending cap of 80% would be implemented, the Proponent goes on at some length about why the Proponent thinks it would be a good idea to force XM to make a profit. As our prior letter states, XM is part of a growing and dynamic industry that requires significant spending on marketing and promotion at this stage in its development to increase its revenues. Management is not aware of any mechanism to "assure profitability" by freezing spending. If that was possible, no company would ever have losses. The Proposal does not meet the requirements of SEC rules to present a clear matter for shareholders to vote upon, and adoption of any such proposal would leave XM's board of directors with no guidance as to how to implement a requirement to spend 80% of revenue year after year.

The Proposal Deals with the Company's Ordinary Business Operations

The Proponent asserts that his proposal does not deal with the ordinary day-today management of XM. We disagree. As stated in XM's no-action request, the Proposal deals with XM's everyday decisions about expenditures, business transactions, employee compensation and additional financing and seeks to recommend limits on all of XM's normal business decisions. XM's management is responsible not just for today's bottom line but also for the long-term future of the company. At this early stage in the life of the company, XM's management must build a business plan with a view toward sustained growth over many years. In the short term, as noted in XM's no-action request, XM, like many companies, must spend funds to generate revenues before the amount of incoming revenues is definitively known. The Proponent's reply to XM's no-action request states that because his Proposal is non-binding, it does not deal with ordinary business operations. This is not accurate. The Proposal still deals with areas that are fundamental to management's ability to run a company on a daily basis, and these types of decisions have been considered ordinary business operations by the Commission on many occasions.

The Proposal relates to Specific Amounts of Dividends

Although the Proponent argues that the 20% remaining after a spending cap would not automatically be given as a dividend to shareholders because the Proposal is non-binding, the specific language of the Proposal states that the "assured" 20% would be retained by the company as profit with the ultimate goal of a dividend to shareholders. Thus, the Proposal on its face deals with specific amounts of dividends and should be excludable under Rule 14a-8(i)(13).

For the reasons set forth above, the Proposal continues to be excludable under Rule 14a-8, and we respectfully request that the Staff concur with this position.

Should you have any questions, please feel free to call me at (202) 637-5736 or Jim Smith at (202) 637-6442.

Sincerely,

Steven Kaufman

cc: Robert S. Adams

Robert Stephen Adams
138 Grant Street
Eden, North Carolina 27288

RECEIVED
2006 FEB 17 PM 4:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

16 February 2006

Mr. Mark Vilardo
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

CERTIFIED OVERNIGHT MAIL(EQ 232316792 US)
RETURN RECEIPT REQUESTED

Dear Mark and Staff:

Re: XM Satellite Radio/Stockholder Proposal of Robert S. Adams

As you all deliberate on the merits of the XM Shareholder Profitability Proposal, I thought you might find it useful to read a few of the public press articles which just came out recently and this morning as a result of the first quarter XM Conference Call. As you can see from these independent writers, there is still great concern about whether XM can ever make a profit. Of course, we lost money again last quarter. It seems that the more subscribers XM gets, the more money it loses, and that is exactly the opposite of what one expects! In other words, if it gets many more subscribers, it could go broke! Just kidding, I hope! It might be very informative and helpful if the SEC could request from XMSR an itemized listing of its quarterly revenues and quarterly expenditures for the last 3 years (12 Quarters). Seems that something is surely not okay when a stock with far fewer subscribers in December 2004 was over $40 per share, and 14 months later in February 2006 with far greater numbers of paying subscribers (over 6 Million) is now down to ~~$24~~ 22! and change, a SHOCKING 40% DECLINE!

Again, I would like to express to all of you my great appreciation for your time and energies in deliberating over this shareholder proposal. It is certainly refreshing to know that our Government is still on the job watching over the companies on our American stock markets. It is very hard work, and as an old government 30 year retiree myself, I know that sometimes the day-to-day hard work of our government employees is not always recognized.

I hope you enjoy reading these articles, and I will look forward to receiving a copy of your decision. My special thanks go to Mark Vilardo for his extra hard work and the kind telephone feedback that he provided to me about the SEC process. Bless you all!

Most respectfully,
Robert S. Adams
Robert S. Adams
Enclosures a/s

100 COMMISSION-FREE TRADES E*TRADE SECURITIES

$7 Trades Scottrade

AP

XM Director Warns of Crisis, Shares Fall

Thursday February 16, 9:19 am ET

By Seth Sutel, AP Business Writer

XM Director Warns of 'Crisis on the Horizon,' Shares Plunge in Premarket Trading

NEW YORK (AP) -- XM Satellite Radio Holdings Inc. posted a much wider loss in the fourth quarter on higher costs for marketing and acquiring subscribers. At the same time, a key director quit over disagreements about the company's direction, warning of a looming "crisis."

ADVERTISEMENT


Still caught in the cycle of depression?
BREAK THE CYCLE.
Click here to take a self-quiz

Its shares sank $2.25, or nearly 9 percent, to $23 in premarket trading.

XM, the larger of the country's two satellite radio operators, reported Thursday a loss of $270.4 million, or $1.22 per share, after dividends for preferred stockholders, for the October-December period. In the same period a year earlier, the loss was $190.4 million, or 93 cents per share.

Revenue more than doubled to $177.1 million from $83.1 million. Analysts surveyed by Thomson Financial expected a loss of 92 cents per share on revenue of $174.1 million.

The Washington, D.C.-based company also disclosed in a regulatory filing that Pierce Roberts Jr. has stepped down as a director, citing strategic differences with other board members over the company's direction.

Roberts, a former chief telecom investment banker with Bear Stearns, had served as a director for five years and sat on all of the board's major committees.

In a letter to board chairman Gary Parsons, Roberts said he was "troubled" by the company's current path. "Given current course and speed there is, in my view, a significant chance of a crisis on the horizon," Roberts wrote. "Even absent a crisis, I believe that XM will inevitably serve its shareholders poorly without major changes now."

The company said in a statement accompanying the letter that its management and other directors disagreed with Roberts over how to balance growth versus cash flow, believing that it was important for the long term to keep up its rapid growth rate.

Related Quotes


SIRI 15-Feb 4:00pm (C)Yahoo!
0%
-2%
-4%
-6%
-8%
-10%
SIRI
XMSR
Thu Fri Mon Tue Wed

SIRI	5.82	0.00	News
XMSR	25.25	0.00	News

View Detailed Quotes

Delayed 20 mins

Providers - Disclaimer

Related News Stories

- XM Director Warns of 'Crisis,' Shares Fall - AP (9:21 am)
- Premarket Movers: Satellite Radio Static - AP (9:09 am)
- [$$] XM Satellite Radio Posts Wider Loss on Higher Costs - at The Wall Street Journal Online (8:55 am)

More...

- By industry: Broadcasting - Radio


YOUR STOCKS RIGHT AT YOUR FINGERTIPS
YAHOO! Widgets

Top Stories

- Hewlett-Packard Makes $1.2 Billion in 1Q - AP (4:06 am)
- Stock Futures Point Toward Gains in Tech - AP (8:54 am)
- DaimlerChrysler Earns $3.3B in 2005 - AP (6:04 am)
- Housing Construction Surges in January - AP (8:50 am)

More...

- More AP
- Most-emailed articles
- Most-viewed articles

term to keep up its rapid growth rate.

XM and its smaller rival, Sirius Satellite Radio Inc., are locked in a vicious, expensive battle to line up listeners and programming for their pay radio services, which currently cost about $13 a month and require a special receiver. Both offer dozens of channels of talk and news as well as commercial-free music.

Both have also racked up significant financial losses as they build their businesses, signing big-ticket contracts for programming with shock jock Howard Stern, Major League Baseball, talk show host Oprah Winfrey and others.

For the full year, XM posted a loss, after preferred dividends, of $675.3 million, or $3.07 per share, compared with $651.2 million, or $3.30 per share, last year. Revenue rose to $558.3 million from $244.4 million.

XM said it had more than 5.9 million subscribers at the end of 2005, up 84 percent from a year earlier, and said its total had risen to more than 6 million in the first week of January. Sirius has said it has more than 3 million subscribers.

XM's CEO Hugh Panero said in a statement that the company expects to reach profitability from its operations by the end of this year, with subscription revenues reaching $860 million. He also said he expects to have 9 million subscribers by the end of the year.

YEAH, —REALLY IF WE GET TO PROFITABILITY BY THE END OF THIS YEAR, I WILL BE AMAZED!

http://www.xmradio.com

http://www.sirius.com

Email Story   Set News Alert   Print Story

Search News

Sponsor Results

Options Trading Success
Easy to follow strategies complete with detailed trades for maximum monthly cashflow.
www.cashflowheaven.com

R.F. Lafferty - America's Option Broker
Are you still trading options with a stock broker? Lafferty delivers great service because we focus our 50 years of experience on one segment of investors - serious option traders.
www.laffertyny.com

Option Trading Guide
Hot stock picks for tomorrow. Penny stock tip investments, undervalued situations, IPOs, obscure penny stocks, and other great stock picks. Free report.
www.rocketstockpicks.com

(What's This?)

Copyright © 2006 Yahoo! Inc. All rights reserved. Privacy Policy - Terms of Service - Copyright Policy - Ad Feedback
Copyright © 2006 The Associated Press. All rights reserved. The information contained in the AP News report may not be published, broadcast, rewritten, or redistributed without the prior written authority of The Associated Press.

7 Trades Scottrade
100 Commission-Free Trades E*TRADE SECURITIES

AP

Premarket Movers: Satellite Radio Static

Thursday February 16, 9:09 am ET

XM Satellite Shares Plunge in Early Trading As Director Quits, Company Posts Wider Loss

NEW YORK (AP) -- Shares of XM Satellite Radio Holdings took a premarket dive Thursday after the company reported a wider loss for the fourth quarter and a board member resigned, saying he is "troubled about the current direction of the company and do not believe that it is in the best interest of the company's shareholders."

Click Here

The Washington D.C. company said its loss for the quarter expanded by 42 percent from the year before, even while added 898,000 subscribers, to end the year with 5.9 million, up 84 percent from the 2004.

Meanwhile, Pierce J. Roberts Jr., a member of the board since August 2000, resigned in a letter to Chairman Gary M. Parsons filed with the Securities and Exchange Commission, stating he has made his views on the company's direction "known in an increasingly vociferous manner" and predicting "a significant chance of a crisis on the horizon."

Shares of XM lost $2.37, or 9.4 percent, to $22.88 in premarket trading on the INET electronic exchange, from their Wednesday close at $25.25 on the Nasdaq. Shares of rival Sirius Satellite Radio Inc., which frequently sees large shifts in early trading, were also down, giving up 18 cents, or 3 percent, to $5.64 on INET, from their Nasdaq close of $5.82.

Also losing ground in the early session were shares of Expedia Inc., which late Wednesday said its fourth-quarter profit declined 43 percent from a year ago, in what the company called a "fiercely competitive environment."

The results prompted a raft of analysts to lower estimates and price targets, and Lehman Brothers' Douglas Anmuth cut its rating on the company's shares to "Equal Weight," from "Overweight," saying he sees the 2006 outlook as "more concerning" than the fourth-quarter results.

"We believe the next few quarters are likely to be challenging for Expedia as competition in Europe intensifies," Anmuth wrote in a note to clients. With airlines already using Internet booking and traditional tour operators more aggressively shifting their business online, it may be difficult for Expedia to book complicated trips in Europe, he wrote, all the while the company spends more on marketing and sales.

Related Quotes


EXPE 15-Feb 4:00pm (C)Yahoo!
+4%
+2%
0%
-2%
-4%
OATS
NTAP
EXPE
10am
12pm
2pm
4pm

EXPE	24.25	0.00	News
NTAP	31.16	0.00	News
OATS	14.64	0.00	News
SIRI	5.82	0.00	News
XMSR	25.25	0.00	News

View Detailed Quotes
Delayed 20 mins
Providers - Disclaimer

Related News Stories

- XM loss widens on higher costs - at MarketWatch (9:28 am)
- XM Posts Steep Loss - at TheStreet.com (9:26 am)
- XM Director Warns of 'Crisis,' Shares Fall - AP (9:22 am)
- Wild Oats Chows Down - at TheStreet.com (9:19 am)

More...

GOT QUESTIONS ABOUT YOUR CHILD'S HEALTH?
THE PEDIATRICIAN IS IN...
MORE INFO
YAHOO! HEALTH



Top Stories

- XM Director Warns of 'Crisis,' Shares Fall - AP (9:22 am)
- Hewlett-Packard Makes $1.2 Billion in 1Q - AP (4:06 am)
- Stock Futures Point Toward Gains in Tech - AP (9:33 am)
- DaimlerChrysler Earns $3.3B in 2005 - AP (6:04 am)

More...

- More AP
- Most-emailed articles
- Most-viewed articles

Expedia shares were down $4.69 or 19.3 percent, to $19.56 on INET, from their Nasdaq close of $24.25.

Among the early gainers was Wild Oats Markets Inc., after the natural grocery chain reversed a year-ago loss to post a profit of $3.3 million, or 11 cents per share, in the fourth quarter, soundly beating Wall Street expectations for earnings of 6 cents per share.

Shares of Wild Oats were up $2.25, or 15.4 percent, to $16.89 on INET, from their Nasdaq close at $14.64.

And shares of Network Appliance Inc. gained $3.32, or 10.7 percent, to trade at $34.48 on INET, from their Nasdaq close at $31.16, following a report of an inline third quarter and a healthy forecast for the fourth quarter.

Several analysts boosted their price targets and estimates on the stock. "We expect the company will continue to deliver solid growth and market share over the coming year," wrote Morgan Keegan analyst Brian S. Freed, who reiterated his "Outperform" rating on the stock, saying he expects the Network Appliance's relationship with IBM and new products due out shortly to "drive continued momentum in the company's forthcoming fiscal year."

Sponsor Results

Pro Currrency Trading
Your ticket to success: Online currency trading. Make it happen risk-free trial. Start today.
www.forextrader.co.za

Online Currency Exchange
RML provides real-time market news and analysis, immediate access to and advice from our professional team, and great stock execution with low commission fees.
www.rmltrading.com

Exchange E-currency
Safely, securely, quickly and easily with s-ecet.Com.
www.s-ecet.com

(What's This?)

Copyright © 2006 Yahoo! Inc. All rights reserved. Privacy Policy - Terms of Service - Copyright Policy - Ad Feedback
Copyright © 2006 The Associated Press. All rights reserved. The information contained in the AP News report may not be published, broadcast, rewritten, or redistributed without the prior written authority of The Associated Press.

Yahoo! My Yahoo! Mail Make Yahoo! your home page

YAHOO! NEWS Welcome, **rsadams** [Sign Out, My Account]

Search the Web

New

Primary Navigation

- News Home
- U.S.
- Business
- World
- Entertainment
- Sports
- Tech
- Politics
- Science
- Health
- Most Popular
- Index

WOW!

Secondary Navigation

- Economy
- Stock Markets
- Earnings
- Personal Finance
- Opinion
- Press Releases

Search: All News & Blogs Search Advanced

REUTERS

XM Satellite loss widens, director quits

14 minutes ago

NEW YORK (Reuters) - XM Satellite Radio Holdings Inc. (Nasdaq:XMSR - news) on Thursday posted a wider fourth-quarter loss, hurt by higher programing and marketing costs even as revenue more than doubled.

ADVERTISEMENT


Outscores Toyota, Honda and
READ THE REVIEW >>

In addition, XM said that a company director, Pierce Roberts, has resigned from the board because he saw "a significant chance of a crisis on the horizon" and was "troubled" about XM's direction.

XM disclosed Roberts' resignation in a filing with the

Securities and Exchange Commission, and said Roberts favored cutting spending to boost cash flow. YES!

Shares of XM, which has almost twice as many subscribers as smaller rival Sirius Satellite Radio Inc. (Nasdaq:SIRI - news), fell 7.7 percent to $23.30 in premarket trade on the Inet electronic network.

XM, which last week signed

Oprah Winfrey to program her own channel for XM Satellite Radio under a three-year, $55 million deal, said its cost of attracting additional subscribers rose by 39 percent in the fourth quarter. Revenue more than doubled and topped Wall Street expectations.

The Washington-based company posted a quarterly loss of $268.3 million, or $1.22 a share, compared with a loss of $188.2 million, or 93 cents per share, a year earlier.

WITH MORE SUBSCRIBERS, THEY LOSE MORE MONEY?

Analyst had expected a loss of 92 cents a share, according to Reuters Estimates.

Revenue rose to $177.1 million, from $83.1 million. Wall Street, on average, had expected revenue of $174 million.

XM Satellite said it added over 898,000 subscribers in the quarter and now has more than 6 million, and is on track to reach 20 million by 2010.

WONDER HOW MUCH XM WILL LOSE IN 2010?

Both XM and Sirius are growing rapidly in a nascent market, but losing money as they spend heavily on technology and entertainment such as celebrity hosts to win new subscribers. The companies aim to attract long-term users who will pay a monthly fee for years to come.

XM's signing of Oprah came on the heels of Sirius's January launch of a new show by raunchy radio jock Howard Stern under a five-year deal that will pay Stern about $500 million.

XM said its subscriber acquisition cost rose to $89 in the quarter, compared with $64 one year ago.

"These increases were primarily due to higher marketing expenses to meet a one-time competitive event in the fourth quarter," XM Chief Executive Hugh Panero said in a statement.

Panero did not mention Howard Stern directly, but analysts had anticipated that XM would have to work hard to match Sirius' marketing push leading up to Stern's January debut.

He said XM expects a more routine market environment in the first quarter, now that the run-up to Stern's launch has ended, and projected subscriber acquisition costs will decrease in 2006. Overall, the company sees subscription revenue of $860 million for the full year, up from $503 million in 2005.

XM shares have fallen 19 percent since it reported third-quarter results in October. Over the same period Sirius shares are nearly flat.

Sirius is expected to report its quarterly results on Friday.

- **Email Story**
- **IM Story**
- **Discuss**
- **Printable View**

RECOMMEND THIS STORY

Recommend It: ○ Not at All ○ Somewhat ○ Moderately ○ Highly ○ Very Highly [rate it]

Average (Not Rated)

☆☆☆☆☆

» Recommended Stories

Business News

- Hewlett-Packard Makes $1.2 Billion in 1Q *AP*
- Housing Construction Surges in January *AP*
- Stock Futures Point Toward Gains in Tech *AP*
- DaimlerChrysler Earns $3.3B in 2005 *AP*
- Home price surge may be leveling off *USATODAY.com*

Most Viewed - Business

- XM Satellite director quits, sees "crisis" chance *Reuters*
- Housing starts soar to near 33-year high *Reuters*
- Powerball Jackpot Hits New Record *AP*
- Microsoft eyes multiple versions of new Office 2007 *Reuters*
- Hewlett-Packard Makes $1.2 Billion in 1Q *AP*

Sponsored Links

$7 Trades Scottrade | GET 100 COMMISSION-FREE TRADES E*TRADE SECURITIES

AP

XM Satellite Radio Loss Widens in 4Q

Thursday February 16, 7:42 am ET

XM Satellite Radio Loss Widens in Fourth Quarter on Higher Subscriber, Marketing Costs

WASHINGTON (AP) -- XM Satellite Radio Holdings Inc. said Thursday its fourth-quarter loss widened on higher subscriber acquisition costs and marketing expenses.

The company said its loss, after preferred dividends, totaled $270.4 million, or $1.22 per share, in the October-December period compared with $190.4 million, or 93 cents per share, a year ago. Revenue more than doubled to $177.1 million from $83.1 million last year.

ADVERTISEMENT
4.25% ANNUAL PERCENTAGE YIELD
America's Highest Savings Rate Just Got Higher!
EmigrantDirect.com™
More money for your money.™
Member FDIC
Learn More

Analysts surveyed by Thomson Financial expected a loss of 92 cents per share on revenue of $174.1 million.

For the full year, the company posted a loss, after preferred dividends, of $675.3 million, or $3.07 per share, compared with $651.2 million, or $3.30 per share, last year. Revenue rose to $558.3 million from $244.4 million.

The company said it had more than 5.9 million subscribers at the end of 2005, up 84 percent from a year earlier, and said its total had risen to more than 6 million in the first week of January.

"With more than 6 million subscribers today, XM expects to exceed 9 million subscribers by year-end and we're on track to have more than 20 million subscribers by 2010," said Hugh Panero, president and chief executive, in a statement. "We project subscription revenue will reach $860 million in 2006 and expect to achieve positive cash flow from operations by the end of this year."

HOW CAN XMSR ACHIEVE POSITIVE CASHFLOW WHEN THEY KEEP LOSING MONEY ??

Email Story | Set News Alert | Print Story

Search News

Sponsor Results
MBNA WorldPoints Credit Card

Related Quote


XMSR 15-Feb 3:59pm (C)Yahoo!
27
26
25
24
Thu
Fri
Mon
Tue
Wed

XMSR 25.25 0.00 News

View Detailed Quote

Delayed 20 mins

Providers - Disclaimer

Related News Stories

- XM Satellite director quits, sees "crisis" chance - Reuters (8:25 am)
- [$$] XM Satellite Radio Posts Wider Loss on Higher Costs - at The Wall Street Journal Online (7:54 am)
- XM SATELLITE RADIO HOLDINGS INC Files SEC form 8-K, Change in Directors or Principal Officers, Financial Statements a - EDGAR Online (7:38 am)
- XM Satellite Radio Earnings Call scheduled for 10:00 am ET today - CCBN (7:35 am)

More...

- By industry: Broadcasting - Radio

MORNING COFFEE GIVING YOU HEARTBURN? IT COULD BE SOMETHING MORE SERIOUS. GERD.
LEARN MORE

Top Stories

- Hewlett-Packard Makes $1.2 Billion in 1Q - AP (4:06 am)
- Arcelor Still Resisting Mittal Takeover - AP (8:17 am)
- Stock Futures Point Toward Gains in Tech - AP (7:19 am)
- DaimlerChrysler Earns $3.3B in 2005 - AP (6:04 am)

PREMARKET THURSDAY, STOCK OF XMSR DROPS OVER 2 POINTS TO 23.05

GET 100 COMMISSION-FREE TRADES E*TRADE SECURITIES

$7 Trades Scottrade

Reuters

XM Satellite director quits, sees 'crisis' chance

Thursday February 16, 8:07 am ET

NEW YORK (Reuters) - XM Satellite Radio Holdings Inc. (NasdaqNM:XMSR - News) director Pierce Roberts has resigned from the company's board, saying in a letter to its chief executive that he saw "a significant chance of a crisis on the horizon," according to a regulatory filing on Thursday.

Roberts said in the letter that he was "troubled" about the current direction of the company. XM said in a statement that Roberts favored cutting spending to boost cash flow.

YES??

Email Story | Set News Alert | Print Story

Search News

Sponsor Results

Options Trading Success
Easy to follow strategies complete with detailed trades for maximum monthly cashflow.
www.cashflowheaven.com

R.F. Lafferty - America's Option Broker
Are you still trading options with a stock broker? Lafferty delivers great service because we focus our 50 years of experience on one segment of investors - serious option traders.
www.laffertyny.com

Option Trading Guide
Hot stock picks for tomorrow. Penny stock tip investments, undervalued situations, IPOs, obscure penny stocks, and other great stock picks. Free report.
www.rocketstockpicks.com

(What's This?)

Related Quote


XMSR 15-Feb 3:59pm (C)Yahoo!
27
26
25
24
Thu
Fri
Mon
Tue
Wed

XMSR	25.25	0.00	News

View Detailed Quote

Delayed 20 mins

Providers - Disclaimer

Related News Stories

- [$$] XM Satellite Radio Posts Wider Loss on Higher Costs - at The Wall Street Journal Online (7:54 am)
- XM Satellite Radio Loss Widens in 4Q - AP (7:42 am)
- XM SATELLITE RADIO HOLDINGS INC Files SEC form 8-K, Change in Directors or Principal Officers, Financial Statements a - EDGAR Online (7:38 am)
- XM Satellite Radio Earnings Call scheduled for 10:00 am ET today - CCBN (7:35 am)

More...

- By industry: Broadcasting - Radio


YOUR STOCKS RIGHT
AT YOUR FINGERTIPS
GET IT NOW - FREE
WIDGETS

Copyright © 2006 Yahoo! Inc. All rights reserved. Privacy Policy - Terms of Service - Copyright Policy - Ad Feedback
Copyright © 2006 Reuters Limited. All rights reserved. Republication or redistribution of Reuters content is expressly prohibited without the prior written consent of Reuters. Reuters shall not be liable for any errors or delays in the content, or for any actions taken in reliance thereon.

LOOKS LIKE XMSR COULD USE SOME NEW MANAGEMENT?

Yahoo! My Yahoo! Mail Make Yahoo! your home page

YAHOO! NEWS Welcome, rsadams
[Sign Out, My Account]

Search the Web

New

THURSDAY
16 FEB 06

Primary Navigation

- News Home
- U.S.
- Business
- World
- Entertainment
- Sports
- Tech
- Politics
- Science
- Health
- Most Popular
- Index

Secondary Navigation

- Economy
- Stock Markets
- Earnings
- Personal Finance
- Opinion
- Press Releases

Search: All News & Blogs Search Advanced

REUTERS

XM Satellite quarterly loss widens as costs rise

32 minutes ago

NEW YORK (Reuters) - XM Satellite Radio Holdings Inc. (Nasdaq:XMSR - news) on Thursday posted a wider fourth-quarter loss on increased marketing and programing costs related to growing its base of subscribers.

ADVERTISEMENT


"Watch your back, Toyota."
THE 2006 BUICK LUCERNE
READ THE REVIEW >>

Revenue more than doubled, and topped Wall Street expectations, but the cost of attracting additional subscribers also rose.

The Washington-based company posted a quarterly loss of $268.3 million, or $1.22 a share, compared with a loss of $188.2 million, or 93 cents per share, a year earlier.

Analyst had expected a loss of 92 cents a share, according to Reuters Estimates.

Revenue more than doubled to $177.1 million, from $83.1 million, and exceeding Wall Street's average expectation of $174 million.

XM Satellite said it added over 898,000 subscribers in the quarter and now has more than 6 million, and is on track to reach 20 million by 2010.

The subscriber acquisition cost rose to $89 in the period compared with $64 one year ago.

Both XM and rival Sirius Satellite Radio Inc. (Nasdaq:SIRI - news) are growing rapidly in a nascent market, but losing money as they spend heavily on technology and entertainment such as celebrity hosts to win new subscribers. The companies aim to attract long-term users who will pay a monthly fee for years to come.

Last week, XM signed

Oprah Winfrey to program her own channel for XM Satellite Radio under a three-year, $55 million deal. The signing comes on the heels of the January launch of a new show by raunchy radio jock Howard Stern on Sirius, which will pay Stern about $500 million over 5 years.

Sirius is expected to report its quarterly results on Friday.

- **Email Story**
- **IM Story**
- **Discuss**
- **Printable View**

$100 COMMISSION-FREE TRADES E*TRADE SECURITIES
$7 Trades Scottrade

Reuters

XM Satellite director quits, sees "crisis" chance
Thursday February 16, 8:25 am ET

NEW YORK (Reuters) - XM Satellite Radio Holdings Inc. (NasdaqNM:XMSR - News) director Pierce Roberts has resigned from the company's board, saying in a letter to its chief executive that he saw "a significant chance of a crisis on the horizon," according to a regulatory filing on Thursday.

Roberts said in the letter that he was "troubled" about the current direction of the company. XM said in a statement that Roberts favored cutting spending to boost cash flow.

YES!

Email Story   Set News Alert   Print Story

Search News

Sponsor Results

TaxSlayer E-File Federal 9.95 State Free
Prepare and e-file your federal and state income tax returns simply - all for just $9.95. Free forms and software. Expert support.
www.taxslayer.com

Taxes
Live chat support. Start now and finish in just 10 minutes. Fast, easy and secure. Free to try.
www.24hourtaxrefund.com

TurboTax: File Your Taxes
Start your tax return now for free with the #1-rated tax product by PC Magazine - Checks over 350 possible deductions so you can maximize your refund.
www.turbotax.com

(What's This?)

Related Quote


XMSR 15-Feb 3:59pm (C)Yahoo!
27
26
25
24
Thu
Fri
Mon
Tue
Wed

XMSR	25.25	0.00	News

View Detailed Quote
Delayed 20 mins
Providers - Disclaimer

Related News Stories

- [$$] XM Satellite Radio Posts Wider Loss on Higher Costs - at The Wall Street Journal Online (8:55 am)
- XM Satellite loss widens, director quits - Reuters (8:48 am)
- TradingMarkets 7 Stocks You Need To Know For Today - TradingMarkets.com (8:35 am)
- XM Satellite Radio Loss Widens in 4Q - AP (7:42 am)

More...

- By industry: Broadcasting - Radio


CONCERNED ABOUT YOUR CHILD'S DEVELOPMENT?
FIND OUT WHAT TO EXPECT BETWEEN AGES 2 AND 5...
MORE INFO
YAHOO! HEALTH

Copyright © 2006 Yahoo! Inc. All rights reserved. Privacy Policy - Terms of Service - Copyright Policy - Ad Feedback
Copyright © 2006 Reuters Limited. All rights reserved. Republication or redistribution of Reuters content is expressly prohibited without the prior

SmartMoney.com Wednesday February 15, 2006 9:53 AM ET
U.S. Markets close in: 6:07

Expe
Don't just tra

Scottrade QUALITY SERVICE

Markets		
DJIA	11017.92	-10.47
Nasdaq	2258.25	-3.92
S&P 500	1273.99	-1.54
Rus 2000	717.04	-2.66
10 Yr Bd	4.60	-.01
DJTA	4383.23	-24.55
Wil 5000	12818.92	-17.87
S&P 400	763.39	-2.12

Techsmart

Feeling Gravity's Pull

By Monica Rivituso Published: February 15, 2006

Click here for more stories by Monica Rivituso.

WHEN YOU TUNE IN to hear satellite-radio executives discuss quarterly financial results this week, expect lots of jawing about subscriber growth and zero talk of profits.

It is, after all, what we've come to expect from **XM Satellite Radio** (XMSR) and **Sirius Satellite Radio** (SIRI), which respectively report Thursday and Friday before the open. True, these celestial broadcasters have had to spend aggressively to grow their listener bases, particularly on pricey content deals. And that they have. You can't make mention of Howard Stern without noting his five-year, $500 million contract with Sirius.

If you ask me, though, the most interesting — and possibly the smartest — content development of late has been with the Queen of All Media. XM announced last week that it signed Oprah Winfrey to a $55 million, three-year deal for an "Oprah & Friends" channel. Programming will feature some notable experts from her show, as well as Oprah's foray into the vaguely termed "reality radio" with her best friend Gayle King.

Ground Control to Major Tom


+40%
+20%
+0%
-20%
-40%
2/2005
2/2006

XM Satellite Radio

What sh
you do
your m
right

StockCompare

See how the stocks on this page

Nas 100 1659.43 ▽ -2.52

SmartMoney.com
Business Directory
Find services and products now:
Accounting
Advertising & Marketing
Air Charter
Annuities
Antivirus / Antispam Solutions
Architects
Auto Insurance
Auto Leasing
Autos

Sign up now for FREE SmartMoney.com Newsletters
Enter your email address below

XM Satellite Radio
Sirius Satellite Radio
Nasdaq

Weekly data from Feb. 18, 2005 to Feb. 10, 2006
Source: Reuters Investor

Last week, Oprah hosted a television show packed with promotional plugs for XM. She spent an hour outlining what the channel would entail, trotting out some of the personalities who would appear and delving into a handful of topics. It was all pretty run of the mill PR pabulum until she mentioned buying an XM radio. That's right: Her Oprahness casually tossed in a line about signing up for the service.

It was a friendly aside from the woman whom millions invite into their homes each day. There was some folksiness to the suggestion that everyone go get an XM radio, some humor. Thing is, this is Oprah, the media force who literally makes authors' careers (or, if you're James Frey, cuts you down to size faster than you can say "embellishment"). This is the magnate who makes lists of things she loves, sparking sales for any manufacturer fortunate to receive Oprah's Seal of Approval. And here she was, telling her devotees that they should buy an XM radio. Somewhere that day, XM Chief Executive Hugh Panero shed a tear of joy.

I've said before that satellite radio is ultimately a content play. At the end of the day, no one cares that they're getting radio beamed down from a contraption circling the earth. They only care about what they're hearing. Do they like that there aren't any commercials? Sure. But they don't give a fig that a satellite is what's delivering that ad-free nirvana.

XMSR,SIRI

Price Check Calculator

What's this stock *really* worth? Tr calculator.
XMSR Check

Archive

- Techsmart Archive

Stock-Watching Tools

- Intraday Stock Alerts Know as s specified target. Also available i
- Map of the Market An interactive
- Your Portfolio Track up to 500 s
- Tear-Off Watchlist The best way
- Daily Briefing Hot stocks, earnin
- Breaking News Today's top busi
- Updated Market Overview

SmartMoney TV

- Today's Markets
- Futures
- Foreign Exchange

Today on SmartMoney

- Techsmart: Feeling Gravity's P
- Common Sense: Bond World Tu
- One-Day Wonder: It Takes an i
- Small Business: Tips for Buddin
- Investing: Running on Empty

No, this is about content. And XM signing Oprah was a coup plain and simple. Sure, I joke, bu respect for Oprah. Who doesn't? With this agreement XM benefits from Oprah's name, and th fraction of Stern's super-sized deal. It should only take 145,000 new subscribers for XM to bre to the number crunchers at Oppenheimer. That's a fraction of the estimated one million additio Sirius needs to break even on its deal with Stern. And when it comes to promotional force, no Oprah. Or smarter, I should add, considering her deal was all cash, not stock. This businessw billionaire by accident.

One could say that XM's stock didn't make it on Oprah's list of favorite things. It would be little sad shape. XM shares plunged 27% last year, compared with the Nasdaq's modest 1% climb. much better: Already, the stock is down 10%, and that's *after* an Oprah-induced 4% pop last w aren't faring any better either: After falling 12% in 2005, they've sunk another 16% year-to-dat

Will quarterly results light a fire under these dilapidated issues? I'm not so sure. We already k growth is going better than expected, since XM and Sirius release those figures ahead of their that tidbit is baked in. And while revenues continue to grow at a swell pace, both are still swim expect XM to lose 92 cents a share for its fourth quarter, 20 cents worse than a year ago, acc Sirius is expected to lose 22 cents a share, a penny worse than last year, according to estimat XM is larger than Sirius, boasting more than six million subscribers to Sirius's 3.3 million.)

What the managements of XM and Sirius have to say about when they expect to turn cash-flo key. Both have maintained they'll achieve this milestone by the end of 2006. That would be a s direction, of course. But that still won't be earnings per share. Not that Wall Street is discoura than twice as many analysts rate these stocks a "Strong Buy" as opposed to a "Hold" (that's 1 and 12 for Sirius), according to Zacks Investment Research.

Color me a skeptic, but I'd be a little more cheery if Oprah went out and bought some stock on

Techsmart Archive

To license this content, click here

ADVERTISEMENTS

- Trade commodities at Lind-Waldock. Simulate trading free for 30 days.
- The Motley Fool co-founders David & Tom Gardner's TOP 2 stock picks for 2006 - FREE Report!
- How to Benefit from Jim Cramer's investment strategies NOW. Special Offer.
- Visit vanguardvipers.com. Learn more about the value of Vanguard® VIPERs®.
- Learn cost-effective marketing techniques in an interactive tutorial
- Free Report with 5 Energy Winners for 2006! Click Here!
- See the potential opportunity. Up to 35 FREE trades at Ameritrade.
- Buy stocks for $4 at ShareBuilder. to open an account!
- Create marketing materials with ea Get yours free:
- Learn how to stay connected to yo training.
- Learn options trading at a free wor
- $7 Stock Trades. Scottrade Ranke Satisfaction"
- Get the Schwab Retirement Guide request yours.
- QuickBooks Payroll: Payroll that's pushing a button. Click now and S

SmartMoney Marketplace

2.75% Locked Student Loan Consolidation Rates
Lock in rates now as low as 2.75%. Fix and lower rates, Slash payments. No...
www.NextStudent.com

Pre-Approved Home Loans
Quick Process, No Credit Checks or Obligations -- Find Low-Cost Loans!
www.lowquotesmortgage.com

Open a 4.00% MMA and Get a $50 bonus!
MetLife Bank could earn you more interest. We have a safe, secure high int...
www.metlifebank.com

$170,000 mortgage for $547/month -- Refinance Now!
GoApply gets you multiple offers from top home mortgage lenders. Get match...
www.goapply.com

Home Equity and Mortgage Loans - E-LOAN
Online Lenders Offer Home Equity Loans, Cash Out Refinancing, Mortgages, a...
www.eloan.com

SmartMoney.com © 2006 SmartMoney. SmartMoney is a joint publishing venture of Dow Jones & Compa
Partnership. SmartMoney is a registered trademark. All Rights Reserved. By accessing and using this page, y
conditions and our PRIVACY STATEMENT. All quotes delayed by 20 minutes. Delayed quotes provided by Con
fundamental data provided by Hemscott, Inc. Mutual fund data provided by Lipper. Mutual Fund NAVs are as
Earnings estimates provided by Zacks Investment Research. Insider trading data provided by Thomson Fi
downgrades provided by Briefing.com.

YAHOO! FINANCE

- Today's Headlines

Products & Services

- Champion Funds
- Discussion Boards
- Fool Credit Card
- Hidden Gems
- How-To Guides
- Income Investor
- Inside Value
- Rule Breakers
- Rule Your Retirement
- Stock Advisor
- Stocks 2006 New!
- TMF Money Advisor
- More...

Investing

- Broker Comparison
- ETFs
- Index Funds
- Mutual Funds
- Stock Ideas
- More...

Personal Finance

- 401(k)
- Calculators
- Credit Reports
- Financial Advisors
- Home

INVESTING

XM: It's All About the Oprah

By Rick Aristotle Munarriz (TMFBreakerRick)
February 10, 2006

I can see it now.

The next time Oprah Winfrey feels like bestowing her studio audience with gifts, don't be surprised if an **XM Satellite Radio** (Nasdaq: XMSR) van pulls up behind her.

"You get a satellite radio! You get a satellite radio! *You get a satellite radio!*"

Yesterday, XM announced that Oprah had agreed to a $55 million three-year deal to bring an "Oprah and Friends" channel to the leading satellite radio service.

Shares of XM rose 10% on the news yesterday, but it's important to put this news in proper perspective: This *cannot* be the company's only response to **Sirius** (Nasdaq: SIRI) landing Howard Stern.

Sure, Oprah is great. According to Nielsen, her TV talk show attracts nearly 50 million viewers a week. That's more than the audience that Stern was commanding on terrestrial radio. But there's an important distinction here, in that Stern's radio show replaced his popular show on **Viacom** (NYSE: VIA). Oprah has no plans to give up her prime TV gig. Folks who need an Oprah fix will still be able to check her out for free on the tube every weekday.

That's why Oprah's deal breaks down on an annual basis to just a sixth of what Stern commanded to join Sirius last month. It's not like going cold turkey on Stern if you didn't rush out to get a Sirius

IMAGINE THE WORLD 10 YEARS FROM NOW.
BRACE YOURSELF FOR TH INVESTMENT POSSIBILITIE
LIFE-CHANGING products in company pipelir BREAKTHROUGH technologies poised to sp labs. REVOLUTIONARY ways of doing busine

- **Telerobotic surgeries** performed in patien homes... fingerprint identification to buy gro smart-home technologies to run the dishwa work and open and close blinds while on va
- **Nano-breakthroughs** like a computer in cl keeps a personal climate zone at room tem kitchen counters that you never need to clea molecular robots that swim in your bloodstr clean your arteries...
- **A raft of approvals,** a series of brilliant ne based drugs, a flood of venture capital, and prices for visionary companies. It all adds u massive gains in the coming years for biote

Some investors will begin to build great new f Others will miss out again. Get the facts NOW can make an informed decision!

Click here to get the facts NOW!

- Email this page
- Format for printing
- Become a Fool!
- Reuse/Reprint

Discussion Boards

- The Motley Fool Take


Buy stocks
$4
DOW 1089 +0.06%

- Buying/Rates
- Insurance
- IRAs
- Savings/CDs
- Taxes
- More...

- RSS Headlines
- SiteMap/More Topics
- Email Subscriptions
- Fool Radio
- Work at The Fool


Scottrade
Ranked Highest in Investor Satisfaction with Online Trading Services
by J.D. Power and Associates

Stern if you didn't rush out to get a Sirius receiver activated.

Still, that doesn't make the Oprah deal a bad one. Her XM show will be a once-weekly broadcast, and she's likely to program the rest of the channel with a lot of the talent that she features on the show. This will make the content complementary to Oprah's growing media empire and generate enough female subscribers to make back that contract investment a few times over.

The big unknown here is whether Oprah will prove to be the same type of juicy ambassador that Stern was for Sirius. Stern spent the past 15 months of his terrestrial-radio contract pitching Sirius whenever possible. That's likely what helped Sirius sign more subscribers than XM did this past quarter -- even though XM still commands nearly twice as many users overall.

Oprah's channel on XM won't launch until September, but if she is able to plug the programming to her huge television audience in the meantime, that will be a major catalyst for driving more XM subscriptions. And because Oprah will still command the sizeable audience through her television show, it may actually give her an advantage over Stern's marketing reach at the moment. That's why this deal is great for XM. But the company will need another hit or two if it wants to take over Sirius to become the more valuable satellite-radio stock in terms of market cap.

Come on, Oprah. What else have you got?

XM was recommended last year to Rule Breakers *newsletter subscribers. You can read the buy report and discover the rest of the premium stock research service's picks through a* *free 30-day trial.*

Longtime Fool contributor Rick Munarriz


No minimum required
ShareBuilder

Latest Fool.com Headlines

- Flaws to Fix at Coventry [Fri 11:12 a.m.]
- A Fool Looks Back [Fri 11:00 a.m.]
- The Fool's Look Ahead [Fri 10:51 a.m.]
- Best Blue Chip: Altria Strikes Gold [Fri 10:40 a.m.]
- Foolish Forecast: Blackboard in Session [Fri 10:31 a.m.]
- To Buy or Knot to Buy? [Fri 10:30 a.m.]
- Losing Retirement by Degrees [Fri 10:15 a.m.]
- Foolish Forecast: Radyne Sending [Fri 10:07 a.m.]
- Should You Insure That Mortgage? [Fri 9:57 a.m.]
- XM: It's All About the Oprah [Fri 9:49 a.m.]
- Serono: On the Block and on the Clock [Thu 4:55 p.m.]
- Better Days Ahead for Unilever [Thu 4:50 p.m.]
- Mentor Needs Some Prettying Up [Thu 4:43

REUTERS

XM radio signs 3-year deal with Oprah Winfrey

By Derek Caney *Thu Feb 9, 6:44 PM ET*

NEW YORK (Reuters) - XM Satellite Radio Holdings Inc. (Nasdaq:XMSR - news) on Thursday said it signed a three-year, $55 million deal with

Oprah Winfrey to introduce a channel on the top U.S. subscription radio service, sending shares up as much as 10 percent.

ADVERTISEMENT

Lower All Your Monthly Bills!

- Lock-in the Lowest Mortgage Rates
- Reduce Your Auto Insurance Payments
- Cut Your Credit Card Payments 50%
- Call Your Friends & Family for Less

Click Here

LowerMyBills.com

The new channel, called "Oprah And Friends," is scheduled to launch in September and will include a weekly show hosted by Oprah, as well as programs featuring other personalities from her popular nationally syndicated TV talk show.

The deal is seen boosting XM's lead on Wall Street and among listeners, analysts said. Winfrey's TV show has been the No. 1 talk show for 19 consecutive season with an estimated 49 million viewers weekly, according to Nielsen.

Shares of XM closed the day up 4.75 percent, ahead $1.17 to $25.78.

Although Winfrey said her contract does not stipulate on-air promotion of the upcoming XM show, Winfrey said it could happen under the right circumstances.

"I have my own sense of what is tasteful (or) not when it comes to promotions," Winfrey told reporters on a conference call. "It will be based on content and my motivation and whether or not it's appropriate."

XM's smaller rival in the U.S. satellite radio market, Sirius Satellite Radio Inc. (Nasdaq:SIRI - news), has already signed a number of high-profile deals, most notably a five-year, $500 million contract with shock radio personality Howard Stern.

"We're done with the big programming deals," XM Chief Executive Officer Hugh Panero told Reuters in an interview. "With this last piece of the puzzle, after you sign a deal with the likes of Oprah, we see nothing else on the horizon of this magnitude."

"It's a smart strategic move for XM because they need to answer the Howard Stern question," said Stanford Financial Group analyst Frederick Moran. "It's not a dirt-cheap deal. But it does help XM attract a female audience."

Oppenheimer analyst Tom Eagan called the deal economical to XM. "On a per-subscriber basis, XM can break even on this deal if they add 145,000 subscribers over the three-year period," he said. "That should be very easy for them to do.

XM shares have slid some 38 percent since October on concerns of slower growth from the auto sector, which has been the engine of growth for satellite radio, Moran noted. "This is the kind of deal that could

GET 100 COMMISSION-FREE TRADES E*TRADE SECURITIES

$7 Trades Scottrade

AP

Earnings Preview: XM Satellite Radio
Wednesday February 15, 4:32 pm ET

NEW YORK (AP) -- XM Satellite Radio Holdings Inc. reports earnings for the fourth quarter on Thursday. The following is a summary of key developments and analyst opinion related to the period.

EXPECTATIONS: Analysts, on average, expect XM Satellite, which provides direct satellite radio broadcasts to more than 6 million U.S. subscribers, to post a loss of 92 cents per share for the quarter on revenue of $173.8 million, according to Thomson Financial.

ADVERTISEMENT

A 21-Year-Old Cash Machine

Last year, one company teamed up with Microsoft, Apple, Hewlett-Packard, Sony, IBM, and Cisco and raked in nearly $6 billion.

So why is this great business, with $600 million cash, no debt and stunning retruns on equity, assets, and capital still off Wall Street's radar?

Find out in "The Motley Fool's 2 Top Picks -- Plus, Wall Street's Dirtiest Secret." You can read this special report FREE for a limited time.

(Editor's note: As of 12/13/05, *Stock Advisor* picks are up 62.8% vs. 20.3% if you'd bought the S&P 500.)

Click here to claim your report. It's FREE! ►

ANALYST TAKE: JPMorgan analyst Barton Crockett expects XM to report a loss before charges of 85 cents per share, and a loss after charges of $1 per share. He expects revenue to come in above the consensus estimate at $183 million and sees XM reporting that its churn rate, or the number of subscribers who later cancel service, increased to 3.1 percent from 2.7 percent in the third quarter due to timing issues.

"We rate XM Neutral, as we believe that a strong secular growth story is already fairly discounted by investors," Crockett said in a client note Tuesday.

QUARTER DEVELOPMENTS: Digital-music service provider Napster and XM Satellite in November began testing a new service that integrates music programming from both services. The partnership between the two companies -- branded as XM + Napster -- gives satellite radio customers access to Napster's library of some 1.5 million songs.

More recently, XM Satellite announced it had signed Oprah Winfrey to a three-year, $55 million deal for a new radio channel beginning in

Related Quotes


GE 15-Feb 4:00pm (C)Yahoo!
+4%
+3%
+2%
+1%
0%
-1%
10am
12pm
2pm
4pm
SIRI
XMSR
GE

GE	33.46	0.00	News
SIRI	5.82	+0.18	News
XMSR	25.25	+0.61	News

View Detailed Quotes
Delayed 20 mins
Providers - Disclaimer

Related News Stories

- [$$] Avoiding the Next Enron: Today's Crop of Soon-to-Be Grads Seeks Job Security - at The Wall Street Journal Online (9:19 pm)
- [$$] Daytona Delivers Elusive Viewers - at The Wall Street Journal Online (9:00 pm)
- Eye On Stocks For Thursday, Feb. 16 - at Forbes.com (6:15 pm)
- UPDATE - iVillage bids likely to come in low-sources - at Reuters (6:05 pm)

More...

- By industry: Broadcasting - Radio


GIVING YOU HEARTBURN?
LEARN MORE
YAHOO!

Top Stories

September. The new channel, "Oprah & Friends," will air programming on fitness, health and self-improvement topics with personalities that appear on Winfrey's talk show and magazine. In January, the Washington, D.C.-based company unveiled several new products including the XM Passport, a portable satellite radio tuner. The company plans to release the device this spring.

COMPETITORS: Sirius Satellite Radio Inc., XM's smaller rival, isn't sitting idle, either. Thomson Multimedia has said it is partnering with RCA and General Electric Co. to roll out several new Sirius-enabled audio systems this summer, priced between $119 and $299. The audio system has a 5-CD changer and can rip CDs directly onto an MP3 player via a USB port. Listeners can also record Sirius Satellite and FM radio broadcasts on the system's MP3 player. In January, Sirius began airing Howard Stern's new show.

STOCK PERFORMANCE: XM shares fell 24 percent during the quarter, ending 2005 down 25 percent. The stock earlier this month hit a 52-week low of $23.01. On Wednesday, XM shares closed up 61 cents, or 2.5 percent, at $25.25 on the Nasdaq.

Email Story Set News Alert Print Story

Search News

Sponsor Results

Personal Finance Guide
Hot stock picks for tomorrow. Penny stock tip investments, undervalued situations, IPOs, obscure penny stocks, and other great stock picks. Free report.
www.rocketstockpicks.com

Personal Finance at Scottrade
Track an unlimited amount of stocks in real-time in your Scottrade personal portfolio. Online trades just $7 per trade, no share limits. Personal brokers in offices nationwide. Apply online.
www.scottrade.com

Personal Finance and the Stock Market
Learn how to invest wisely and successfully in 'The Little Book that Beats the Market', by top performing hedge fund manager Joel Greenblatt.
www.littlebook.com

(What's This?)

- Newmont to Pay $30M to End Pollution Suit - AP (11:26 pm)
- HP 1st-Quarter Profit Up to $1.2 Billion - AP (11:17 pm)
- Stocks End Higher on Bernanke's Testimony - AP (10:24 pm)
- Expedia 4Q Earnings, Shares Decline - AP (7:45 pm)

More...

- More AP
- Most-emailed articles
- Most-viewed articles

Inside Yahoo! Finance

Today's Markets

- Earnings Calendar
- Upgrades/Downgrades
- Most Actives
- Stock Screener

Copyright © 2006 Yahoo! Inc. All rights reserved. Privacy Policy - Terms of Service - Copyright Policy - Ad Feedback
Copyright © 2006 The Associated Press. All rights reserved. The information contained in the AP News report may not be published, broadcast, rewritten, or redistributed without the prior written authority of The Associated Press.

Forbes.com
Jump | Free Trial Issue
Search Quote
Select Section Go

Eye On Stocks

Eye On Stocks For Thursday, Feb. 16, 2006

Peter Kang, 02.15.06, 6:15 PM ET

Hewlett-Packard (nyse: HPQ - news - people) rose 4% in late trading, after the company announced fiscal first-quarter earnings with positive second-quarter guidance. HP reported a quarterly profit of 48 cents per share, on a non-GAAP basis, on revenue of $22.66 billion. Analysts polled by Thomson First Call expected earnings of 44 cents per share on revenue of $22.55 billion. For the second quarter, HP expects earnings per share to range from 47 cents to 49 cents, compared with the current Street forecast of 45 cents. The company's board of directors also authorized a $4 billion stock buyback plan; HP bought back $1.4 billion in stock during the first quarter.

Applied Materials (nasdaq: AMAT - news - people) reported first-quarter earnings of 17 cents per share, including stock options expensing, on sales of $1.86 billion. Analysts expected the semiconductor-equipment maker to report earnings of 16 cents per share on sales of $1.81 billion. Shares rose 2% in after-hours trading.

Shares of **Network Appliance** (nyse: NTAP - news - people) rose 11% in late trading, after the network storage company issued rosy guidance and third-quarter profits a penny above Wall Street expectations. The company posted non-GAAP earnings of 22 cents per share on revenue of $537 million. Analysts expected earnings of 21 cents per share on revenue of $525 million. The company raised the fiscal 2006 earnings per share forecast to a range of 80 cents to 81 cents, slightly above the consensus estimate of 79 cents.

XM Satellite Radio (nasdaq: XMSR - news - people) will report

Trading Center
Brought to you by the

Accounting Project Resources
Air Charter
Auto Insurance
Bankruptcy / Debt Settlement
Currency Trading
Market Research
Online Trading
Search Engine Marketing
VoIP
Web Hosting

CEO Book Club
Book Review
The Truth About Your Company


DOG DAYS
ANA MARIE COX

Book Review
Canine Stylings
Michael Maiello
The writer formerly kno
Wonkette is as clever a
was a blogger.

Search Books
Title
Go
Adva
New

results for the fourth quarter on Thursday before the start of trading. A consensus of analysts expects the company to report a loss of 92 cents per share on revenue of $174 million, compared with a year-ago loss of 93 cents per share on revenue of $83 million. Earlier today, Sanders Morris Harris said it expects in-line revenue with a narrower loss of 90 cents per share and maintained a "buy" rating on the stock. "All the good news is out. The market already knows that the XM/MP3 combo is coming in April, and volumes from auto manufacturers are scheduled to increase this summer," it said. "We believe XM's business model is sustainable and still intact, but for XM's share price to bottom, XM will need to deliver a better-than-expected improvement in fourth-quarter operating metrics." The research firm has a "hold" rating on rival **Sirius Satellite Radio** (nasdaq: SIRI - news - people). "We believe XM's shares are undervalued relative to rival Sirius, especially given XM's higher sub base, lower relative costs, robust technology road map and strong OEM support."

Expedia (nasdaq: EXPE - news - people) plunged 16% in extended trading, after the online travel-services firm posted fourth-quarter earnings below Street estimates. The company reported a profit of 20 cents per share on sales of $495 million, compared with the consensus forecast of 25 cents and $506 million, respectively. Merrill Lynch upgraded the stock to "buy" from "neutral" on Jan. 10 with a $32 price target. "We believe Expedia's core hotel room night and package-growth opportunity, the key drivers of company profitability, are underappreciated by the Street and that long-term net revenue margin concerns may be overstated."

1 of 1

E-mail | Print | Comments | License Reprints | E-Mail Newsletters | RSS

News Headlines | More From Forbes.com | Special Reports

Subscriptions >

Free Trial Issue of Forbes **Forbes Gift Subscription**
Subscribe To Newsletters **Subscriber Customer Service**

Special Advertising

Wine Club Go

Wine Club Auto Insurance Quotes (Quotes Credit Card Processing Cred Ecommerce Hosting Health Insuran Loans Home Mortgage Loan Life In Life Insurance Quotes Merchant Ac Leads Mortgage Lenders Mortgage Colleges Online Degrees Online Ed Universities Real Estate Refinance I Student Loans Wrongful Death Attc Loans Debt Consolidation Loan Hea Quotes Medical Malpractice Lawyer Attorney Mortgage Mortgage Calcu Loans .

THESTREET.COM RELATED NEWS

XM Signs Up Oprah

Sirius' Game of Chicken

TheStreet.com
Free Membership

SUBSCRIPTION SERVICES

Action Alerts PLUS

RealMoney

Stocks Under $10

FREE ONLY UNTIL 3/1
SMALL & MID-CAP INVESTING IDEAS!

Small and mid-cap stocks can hold out the promise of big $$$$ for savvy investors. Our experts can point you in the most profitable direction.

Check out these stories now...



Sponsored by our new service—
TheStreet.com Breakout Stocks

LEARN MORE ABOUT OUR NEW SERVICE!

WHAT ARE OUR CELEBRITY INVESTORS SAYING ABOUT THE MARKET, STOCKS AND LIFE!

FREE REPORT
3 BREAKOUT STOCKS FOR 2006

Tech Stocks: Telecom

EMAIL THIS STORY



XM Finds New Wavelength

By Scott Moritz
Senior Writer
2/15/2006 12:47 PM EST
Click here for more stories by Scott Moritz

XM Satellite Radio (XMSR:Nasdaq - commentary - research - Cram
warned in October that the fourth quarter would be tough. Now that tl
fallen 20%, investors are hoping the bar is low enough for a quick reb

Much of the bad stuff that materialized in XM's December quarter ha:
anticipated on Wall Street. Weak sales at **GM** (GM:NYSE - commen
- Cramer's Take) cut into car- radio subscriber growth, and supply del
Christmas sales. Meanwhile, Howard Stern's then-pending debut at ri
(SIRI:Nasdaq - commentary - research - Cramer's Take) stole the spot
through it all Washington-based XM's massive costs didn't magically

With the company's earnings report due Thursday morning, investors are braced for some bad numbers. XM's net loss is likely to amount to almost a buck a share, surpassing the 60-cent-a share loss in the third quarter. The much-watched performance figure -- costs per gross subscriber addition -- is expected to balloon as high as $120, from the $104 in the prior quarter.

But satellite radio investors don't always let costs distort the bigger growth story. XM's deal with Oprah Winfrey last week and Sirius' signing of Stern and Martha Stewart last year have helped push pay radio toward the coveted mass-market media status.

And as the bulls point out,

Make our specialists your research team in finding breakout stocks! Just because brokerage firms ignore small and mid-caps doesn't mean you should. Because over the last 5 years, they've outperformed large-caps by more than 70 percentage points.

NOW our team of small and mid-cap specialists will do the research for you starting with this money-making FREE report, **3 Breakout Stocks for 2006**.

Special limited-time offer &amdash; expires 3/1.

RSS FEED PODCAST

Jim Cramer's top stock picks

Stocks Under $10 -- View our favorite stock picks!

there's a fairly predictable increase in users coming from the auto market, where Sirius and XM radios are gaining installations on new cars.

Looking beyond recent retail-radio price wars, the so-called Stern effect -- and the increasing defections, or churn, as fewer users commit to service beyond the free promotional period -- some analysts see reason for hope.

"Though we believe these challenges could create volatility in 2006, t 2007 is extremely robust due to the expected ramp" in XM's auto part Joseph analyst Dave Kestenbaum wrote last week.

Go to NEXT PAGE

THE MOST READ STORIES FROM THES

1. Top May Be Near for Semis
2. Google Bears Growl New Tune
3. Nortel Pulls Another Switch
4. 360 Degrees of Valero Energy
5. Is PortalPlayer Showing Apple's Han

Get regular emails of our top 10 "Reader SIGN

LATEST NEWS FROM THESTREET.COM NETWORK

Cramer's 'Mad Money Lightning Round' (TheStreet.com)
Cramer's 'Mad Money' Recap: Beat a Path to Crocs (TheStreet.com)
All Hail the Chief (The Trading Reports)
H-P Extends Honeymoon (TheStreet.com)
Bulls Gaining Ground (The Daily Swing Trade)
Telecom Blasts Off (The Telecom Connection)
Lots of Positives, but No Real Leadership (RealMoney.com)
OIH Open Interest (RealMoney.com)
Trade Issues Cloud Chinese Yuan Fight (RealMoney.com)
Weekly Confidence Index Gains (RealMoney.com)
Setting the Expiration Stage (Options Alerts)
Gaming Some Gains (ActionAlertsPLUS)
Vonage and Its Weather Vane Moment (TheStreet.com)
Earnings Update (TheStreet.com Stocks Under $10)
Taking Gains (TheStreet.com Technology Report)
Ringing Up A New Pick (Internet Review Weekly Newsletter)

Denotes TheStreet.com Premium Content.

THESTREET.COM RELATED NEWS

XM Signs Up Oprah

Sirius' Game of Chicken

TheStreet.com
Free Membership

SUBSCRIPTION SERVICES

Action Alerts PLUS

RealMoney

Stocks Under $10

FREE ONLY UNTIL 3/1
SMALL & MID-CAP
INVESTING IDEAS!

Small and mid-cap stocks can hold out the promise of big $$$$ for savvy investors. Our experts can point you in the most profitable direction.

Check out these stories now...



Sponsored by our new service—
TheStreet.com
Breakout Stocks
LEARN MORE ABOUT OUR NEW SERVICE!

WHAT ARE OUR CELEBRITY INVESTORS SAYING ABOUT THE MARKET, STOCKS AND LIFE!

FREE REPORT
3 BREAKOUT STOCKS FOR 2006
3 BREAKOUT STOCKS FOR 2006

Tech Stocks: Telecom

EMAIL THIS STORY

XM Finds New Wavelength
Page 2

"We believe the company's [auto] partners will install 3 million or mc
2007, and up to 5 million radios in 2008," says Kestenbaum, who has
on the stock.

Media-savvy management at Sirius seems to have anticipated an oppc
shine after XM delivers its dim report. Wall Street speculation sugges
chief Mel Karmazin wouldn't commit to an earnings release date until
picked one.

As it turned out, Sirius committed to a Friday earnings appointment less than four hours after XM announced the timing of its own release.

Investors expect XM to post a net loss of 92 cents a share on sales of $174 million in the fourth quarter. And analysts' consensus estimates for Sirius call for a net loss of 22 cents a share on $75.4 million in revenue.

XM shares were up 20 cents to $24.84, and Sirius was up 13 cents to $5.77 in midday trading Wednesday.

Go to THESTREET.COM HOME PAGE | Go to BEGINNING OF STORY

THE MOST READ STORIES FROM THES

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: XM Satellite Radio Holdings Inc.
Incoming letter dated January 27, 2006

The proposal seeks to limit the company's expenditures.

There appears to be some basis for your view that XM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of XM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if XM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser